Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

California Pizza Kitchen, Inc.

at

$18.50 Net Per Share

by

CPK Merger Sub Inc.

a direct wholly-owned subsidiary of

CPK Holdings Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT NEW YORK CITY TIME ON JULY 6, 2011 UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer (as defined herein) is being made pursuant to the Agreement and Plan of Merger, dated as of May 24, 2011 (which we refer to as the “Merger Agreement”), by and among CPK Holdings Inc., a Delaware corporation (which we refer to as “Parent”), CPK Merger Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (which we refer to as “Purchaser”), and California Pizza Kitchen, Inc., a Delaware corporation (which we refer to as “CPK”). Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share, of CPK (which we refer to as “Shares”) at a price of $18.50 per Share, net to the seller in cash, without interest, and less any applicable withholding taxes (which we refer to as the “Offer Price”) upon the terms and subject to the conditions set forth in this offer to purchase (which we refer to as this “Offer to Purchase”) and the related letter of transmittal (which we refer to as the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.” Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into CPK (which we refer to as the “Merger”), with CPK continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and a direct wholly-owned subsidiary of Parent. As a result of the Merger, each outstanding Share (other than Shares owned by Parent, Purchaser or CPK or by any stockholder of CPK who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive the Offer Price. In certain cases, Parent, Purchaser and CPK have agreed to proceed with a one-step merger transaction if the Offer is not completed. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

After careful consideration, the board of directors of CPK (which we refer to as the “CPK Board”) unanimously (1) approved and declared advisable the Merger Agreement, the Offer, the Merger, the Support Agreements (as defined below) and the other transactions contemplated by the Merger Agreement, (2) declared that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Offer and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the stockholders of CPK, and (3) recommended that stockholders of CPK accept the Offer and tender their Shares into the Offer and, if required by applicable law, adopt the Merger Agreement.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things, (a) there being validly tendered in accordance with the terms of the Offer and not validly withdrawn (including or excluding at the option of Parent and Purchaser Shares tendered in the Offer pursuant to guaranteed delivery procedures) prior to midnight New York City time, on July 6, 2011 (which we refer to as the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) a number of Shares, that when added to (i) the number of Shares to be purchased by Purchaser pursuant to an irrevocable right granted by CPK (the “Top-Up”) to purchase up to a number of Shares that, when added to the number of Shares owned by Parent and Purchaser at the time of the exercise of the Top-Up constitute one share more than 91% (determined on a fully diluted basis) of the Shares outstanding immediately after the issuance of the Shares under the Top-Up, plus (ii) the number of Shares that are immediately available to be acquired by Purchaser, immediately following Purchaser’s acceptance for payment of Share pursuant to the Offer, from certain individuals under the tender and support agreements entered into in connection with the Merger Agreement on May 24, 2011 (the “Support Agreements”), represent at least 90% of (x) the outstanding Shares as of the expiration of the Offer plus (y) the aggregate number of Shares issuable to holders of stock options of CPK from which CPK or its representatives have received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders), plus (z) the number of shares to be purchased by Purchaser under the Top-Up (the “Minimum Tender Condition”); and (b) the receipt of proceeds by Parent (either directly or through its subsidiaries) under a debt commitment letter from General Electric Capital Corporation, GE Capital Markets, Inc., and Jefferies Finance LLC dated as of May 24, 2011 (which we refer to as the “Debt Commitment Letter”) (or the receipt of alternative financing from alternative sources), or the receipt by Parent and Purchaser of confirmation from such financing sources (or alternative financing sources) that the financing (or alternative financing) will be available in an amount sufficient to consummate the Offer and the Merger on the terms and conditions set forth in the Debt Commitment Letter (or new debt commitment letter for any alternative debt financing). The Offer is also subject to other conditions described in Section 15 — “Conditions of the Offer.”

A summary of the principal terms of the Offer appears on pages 1 through 8. You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares in the Offer.

June 8, 2011

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to MacKenzie Partners, Inc., as information agent for the Offer (whom we refer to as the “Information Agent”), at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the United States Securities and Exchange Commission (which we refer to as the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

i

SUMMARY TERM SHEET

Securities Sought:	All of the outstanding shares of common stock, par value $0.01 per share (which we refer to as “Shares”), of California Pizza Kitchen, Inc. (which we refer to as “CPK”).

Price Offered Per Share:	$18.50 net per Share in cash (without any interest and less any applicable withholding tax) (which we refer to as the “Offer Price”).

Scheduled Expiration Date:	Midnight, New York City time, on July 6, 2011, unless the offer is extended or earlier terminated (which we refer to as the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement (as defined below), in which event “Expiration Date” shall mean the latest time and date at which the Offer (as defined below), as so extended by Purchaser (as defined below), shall expire).

Purchaser:	CPK Merger Sub Inc. (which we refer to as “Purchaser”), a direct wholly-owned subsidiary of CPK Holdings Inc. (which we refer to as “Parent”).

CPK’s Board of Directors Recommendation:	The board of directors of CPK (which we refer to as the “CPK Board”) unanimously recommends that stockholders of CPK accept the offer and tender their Shares into the Offer (as defined below) and, if necessary, vote their Shares in favor of adoption of the Merger Agreement.

The following are some questions you, as a stockholder of CPK, may have and answers to those questions. This summary term sheet highlights selected information from this offer to purchase (which we refer to as the “Offer to Purchase”) and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the related letter of transmittal (which we refer to as the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.” To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to MacKenzie Partners, Inc., as information agent for the Offer (which we refer to as the “Information Agent”) at the address and telephone numbers set forth for the Information Agent for the Offer on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Who is offering to buy my Shares?

CPK Merger Sub Inc., or Purchaser, a direct wholly-owned subsidiary of CPK Holdings Inc., or Parent, is offering to purchase all of the outstanding Shares. Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into CPK. Parent is affiliated with Golden Gate Capital Opportunity Fund, L.P. See the “Introduction” and Section 8 — “Certain Information Concerning Parent and Purchaser.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, CPK. If the Offer is successful, Parent intends immediately to cause Purchaser to consummate the merger of Purchaser with and into CPK (which we refer to as the “Merger”) after consummation of the Offer. Upon consummation of the Merger, CPK would be a wholly-owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $18.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares (i.e., a stock certificate representing Shares has been issued to you) and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1 — “Terms of the Offer,” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. The Agreement and Plan of Merger, dated as of May 24, 2011 (which we refer to as the “Merger Agreement”) provides, among other things, for the terms and conditions of the Offer and the Merger. See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Conditions of the Offer.”

What does the CPK Board recommend?

After careful consideration, the CPK Board has unanimously (1) approved and declared advisable the Merger Agreement, the Offer, the Merger, the tender and support agreements entered into in connection with the Merger Agreement on May 24, 2011 (the “Support Agreements”) and the other transactions contemplated by the Merger Agreement, and (2) declared that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger and the Offer, and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the stockholders of CPK and (3) recommended that stockholders of CPK accept the Offer and tender their Shares into the Offer and, if required by applicable law, adopt the Merger Agreement.

See the “Introduction” and Section 12 — “Purpose of the Offer; Plans for CPK” and CPK’s Solicitation/Recommendation Statement on Schedule 14D-9 (which we refer to as the “Schedule 14D-9”) to be filed with the United States Securities and Exchange Commission (which we refer to as the “SEC”) and furnished to stockholders in connection with the Offer.

What are the most significant conditions to the Offer?

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things:

•

there being validly tendered in accordance with the terms of the Offer and not validly withdrawn (including or excluding at the option of Parent and Purchaser Shares tendered in the Offer pursuant to guaranteed delivery procedures) prior to the Expiration Date, a number of Shares, that when added to (i) the number of Shares to be purchased by Purchaser under the Top-Up (as defined below) plus (ii) the number of Shares that are immediately available to be acquired by Purchaser immediately following the consummation of the Offer from certain individuals under the Support Agreements, represent at least 90% of (x) the outstanding Shares as of the expiration of the Offer plus (y) the aggregate number of shares of Shares issuable to holders of stock options of CPK from which CPK or its representatives have received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders), plus (z) the number of shares to be purchased by Purchaser under the Top-Up (the “Minimum Tender Condition”);

•

the expiration or termination of any applicable waiting period (or any extension thereof) to the purchase of the Shares under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”);

•

the receipt of proceeds by Parent (either directly or through its subsidiaries) under a debt commitment letter from General Electric Capital Corporation, GE Capital Markets, Inc., and Jefferies Finance LLC dated as of May 24, 2011 (which we refer to as the “Debt Commitment Letter”) (or the receipt of alternative financing from alternative sources), or the receipt by Parent and Purchaser of confirmation from such financing sources (or alternative financing sources) that the financing (or alternative financing) will be available in an amount sufficient to consummate the Offer and the Merger on the terms and conditions set forth in the Debt Commitment Letter (or new debt commitment letter for any alternative debt financing); and

•

there shall not be any temporary restraining order, preliminary or permanent injunction, law or other judgment issued by any court of competent jurisdiction in effect enjoining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer.

Based on information provided to Purchaser by CPK, as of May 31, 2011, there were 24,616,701 Shares outstanding (including Shares issuable to holders of stock options from which CPK or its representatives have received notices of exercise as of May 31, 2011) and 827,481 Shares issuable pursuant to the cashless net exercise of outstanding stock options at the Offer Price. Assuming no additional Shares or stock options are issued after May 31, 2011 and assuming no outstanding stock options are exercised other than stock option exercises on a cashless net exercise basis at the Offer Price pursuant to the Support Agreements, the aggregate number of Shares that Purchaser must acquire in the Offer and pursuant to the Support Agreements in order to satisfy the Minimum Tender Condition equals approximately 70% of (i) the outstanding Shares as of May 31, 2011 (including Shares issuable to holders of stock options from which CPK or its representatives have received notices of exercise as of May 31, 2011) plus (ii) the number of shares issued pursuant to the exercise of stock options on a cashless net exercise basis at the Offer Price pursuant to the Support Agreements.

The offer is also subject to other conditions. See Section 9 — “Source and Amount of Funds” and Section 15 — “Conditions of the Offer.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer?

Purchaser estimates that it will need up to approximately $485 million to purchase all of the issued and outstanding Shares and to pay related fees and expenses, and an additional $6.6 million to back-stop letters of credit of CPK existing on the date of the closing of the Merger. Purchaser has received a commitment from its lenders to provide it with a senior secured credit facility in an aggregate amount of $290 million, comprised of a $260 million term loan facility and a $30 million revolving credit facility. Subject to certain conditions, the term loan facility will be fully drawn on the date of the closing of the Merger and available to Purchaser to finance the Offer and the Merger and pay related fees and expenses. The revolving credit facility will be used to back-stop or replace certain existing letters of credit of CPK and, after the closing of the Merger, to provide funding for working capital and other general corporate purposes of the Surviving Corporation. In addition, Parent has obtained a $225 million equity commitment from Golden Gate Capital Opportunity Fund, L.P. Parent will contribute or otherwise advance to Purchaser the proceeds of the equity commitments, which, together with proceeds of the term loan facility, will be sufficient to pay the Offer Price for all Shares tendered in the Offer and all related fees and expenses. These proceeds will also be sufficient to pay the Offer Price to holders of Shares who did not tender their Shares in the Offer upon consummation of the Merger. The equity and debt financing commitments are subject to certain conditions. In the event that we do not receive the proceeds of the debt financing commitments, we will not be obligated to purchase Shares in the Offer. See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

We do not think that Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger;

•	the Offer is being made for all outstanding Shares solely for cash;

•	if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger; and

•	we have received equity and debt commitments in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer.

See Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

How long do I have to decide whether to tender in the Offer?

You have until midnight, New York City time, on July 6, 2011, to tender your Shares in the Offer, unless the Offer is either extended or terminated, each in accordance with the Merger Agreement. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank, or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Offer (which we refer to as the “Depositary”) within three trading days on the NASDAQ Global Select Market (which we refer to as “Nasdaq”). In addition, if we extend the Offer, you will have additional time to tender your Shares. If your Shares are held by a broker, dealer, trust company, bank or other nominee, you should contact your broker, dealer, trust company, bank or other nominee as they may require advance notification before the Expiration Date of the Offer. See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances can or will the Offer be extended?

Yes, the Offer can be extended. In some cases, we are required to extend the Offer beyond its initial Expiration Date, but in no event will we be required to extend the Offer beyond November 24, 2011.

Pursuant to the Merger Agreement, we are required to extend the Offer beyond the initial Expiration Date:

•	for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer;

•

if the expiration or termination of any applicable waiting period (or any extension thereof) applicable to the purchase of Shares pursuant to the Offer or the consummation of the Merger under HSR Act shall not have occurred or there shall be any temporary restraining order, preliminary or permanent injunction, law or other judgment issued by any court of competent jurisdiction in effect enjoining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer that has not been waived; and

•

if requested by CPK, and if the Offer conditions have not been satisfied or waived, in consecutive increments of up to five business days, for an aggregate period of time of not more than ten business days.

We may also choose to extend the Offer, in increments of between two and ten business days each, until such time as the conditions to the Offer have been met.

In any case, we shall not be required to extend the Offer beyond the earliest to occur of (i) the valid termination of the Merger Agreement, (ii) three business days after the date on which the SEC has, orally or in writing, confirmed that it has no further comments on the proxy statement to be filed by CPK in connection with the adoption of the Merger Agreement, including by informing CPK that it does not intend to review the proxy statement (the “Proxy Statement Clearance Date”) and (iii) November 24, 2011.

If at any then-scheduled Expiration Date (i) any Offer conditions have not been satisfied or waived (to the extent waivable by Parent and Purchaser) and (ii) three business days have elapsed since the Proxy Statement Clearance Date, then Purchaser may irrevocably and unconditionally terminate the Offer or, from and after the close of business on July 14, 2011, CPK may cause Purchaser to irrevocably and unconditionally terminate the Offer at the then-scheduled Expiration Date. If the Offer is terminated as described in the foregoing sentence, CPK will proceed with and take all actions necessary to hold the stockholders’ meeting to approve the Merger in accordance with the terms of the Merger Agreement.

If we extend the time period of this Offer, this extension will extend the time that you will have to tender your Shares. See Section 1 — “Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day of the scheduled Expiration Date. An amendment to this Offer to Purchase providing for the extension will also be filed with the SEC. See Section 1 — “Terms of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary not later than the time the Offer expires. If your Shares are held in street name (i.e., through a broker, dealer or other nominee), your Shares can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within three Nasdaq trading days. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date or any extension thereof. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after August 7, 2011, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of such written notice, with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

Upon the successful consummation of the Offer, will CPK continue as a public company?

No. Following the purchase of Shares in the Offer, we plan to immediately consummate the Merger. If the Merger takes place, CPK will no longer be publicly owned. Even if for some reason the Merger does not take place but we purchase all of the tendered Shares, then there may be so few remaining stockholders and publicly held Shares that CPK common stock will no longer be eligible to be traded on Nasdaq or any other securities exchange, there may not be a public trading market for the common stock of CPK, and CPK, may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies. See Section 13 — “Certain Effects of the Offer.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

In the event that the Minimum Tender Condition is not met, and in certain other circumstances, CPK, Purchaser and Parent have agreed to consummate the Merger without the prior completion of the Offer, after receipt of the affirmative vote of the holders of a majority of the voting power of the outstanding Shares for the adoption of the Merger Agreement. In that case, the consummation of the Merger would be subject to conditions similar to the Offer conditions, except for the addition of a condition that stockholders have adopted the Merger Agreement and the inapplicability of (i) the Minimum Tender Condition and (ii) the Financing Proceeds Condition.

If we do not consummate the Offer, CPK has agreed to hold a meeting of its stockholders to consider and vote on the adoption of the Merger Agreement and will separately mail a proxy statement related to that stockholder meeting to holders of record of Shares as of the record date for the stockholder meeting. We are not asking you to take any action with respect to the Merger at this time. See Section 11—“The Merger Agreement.”

If I object to the price being offered, will I have appraisal rights?

Appraisal rights are not available as a result of the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who comply with the applicable legal requirements will be entitled to appraisal rights under Delaware law. If you choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under Delaware law, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares. This value may be more or less than the price that we are offering to pay you for your Shares in the Offer. See Section 12 — “Purpose of the Offer; Plans for CPK.”

If I decide not to tender, how will the Offer affect my Shares?

Regardless of whether the Offer is consummated, the Merger will occur subject to the satisfaction of certain conditions, including stockholder approval if required by applicable law. If the Merger is consummated, then stockholders not tendering their Shares in the Offer (other than Parent, Purchaser or CPK or any stockholder who is entitled to and properly exercises appraisal rights under Delaware law) will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Merger is consummated, the only difference between tendering your Shares and not tendering your Shares is that if you tender your Shares, you may be paid earlier and you will not be entitled to appraisal rights. If the Merger does not take place, however, the number of stockholders and the number of Shares that are held by the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described above, CPK may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies. See the “Introduction” and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On May 24, 2011, the last trading day before we announced the Offer, the last sale price of the common stock of CPK reported on Nasdaq was $16.71 per Share. On June 7, 2011, the last trading day before we commenced the Offer, the last sale price of the common stock of CPK reported on Nasdaq was $18.39 per Share. We encourage you to obtain a recent quotation for the common stock of CPK before deciding whether to tender your Shares. See Section 6 — “Price Range of Shares; Dividends.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. Concurrently with the execution of the Merger Agreement, certain directors and officers of CPK entered into tender and support agreements with Parent and CPK (which we refer to collectively as the “Support Agreements”) pursuant to which such stockholders have agreed to tender their Shares, including restricted Shares, in the Offer upon the terms and subject to the conditions of such agreements, to vote their Shares in favor of the adoption of the Merger Agreement and against any Acquisition Proposal and all actions or agreements that would materially impede, interfere with or prevent the Offer or the Merger and to net exercise any options held by such stockholder after Purchaser accepts for purchase Shares tendered pursuant to the Offer, and to transfer any Shares received upon such net exercise to Purchaser for consideration in the amount of the Offer Price per Share. Such stockholders, together with their affiliates, own in the aggregate approximately 11% of the outstanding Shares as of June 7, 2011 (assuming vesting and net exercise of all of the Options held by them). The Support Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement. See Section 12 — “Purpose of the Offer; Plans for CPK.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 — “Conditions of the Offer” are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $18.50 in cash, without interest, less any applicable withholding taxes promptly following expiration of the Offer. See Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment of Shares.”

What is the Top-Up and when could it be exercised?

If Parent, Purchaser and any of their respective affiliates acquire at least 90% of the outstanding Shares, including through exercise of the Top-Up, Purchaser will consummate the Merger through the “short form” procedures available under Delaware law. CPK has granted to Purchaser an irrevocable right (which we refer to as the “Top-Up”), which Purchaser shall exercise immediately following consummation of the Offer, if necessary, to purchase from CPK up to a number of Shares that, when added to the number of Shares directly or indirectly owned by Parent and Purchaser following consummation of the Offer, constitutes one Share more than 91% (determined on a fully diluted basis) of the then outstanding Shares immediately after the issuance of the Shares under the Top-Up. The Purchaser will be deemed to have exercised the Top-Up if the number of Shares tendered and not validly withdrawn in the Offer, which when added to the number of Shares owned by Parent and its affiliates and the Shares that are immediately available to be acquired by the Purchaser pursuant to the Support Agreements immediately following the Acceptance Time, represent less than 90% of the outstanding Shares at the Offer Closing. See Section 12 — “Purpose of the Offer; Plans for CPK” and Section 16 — “Certain Legal Matters; Regulatory Approvals.”

What will happen to my stock options in the Offer?

The Offer is made only for Shares and is not made for any stock options to purchase Shares (which we refer to as “Options”), including options that were granted under any CPK equity compensation plan. Pursuant to the Merger Agreement, at the earlier of the acceptance for purchase of Shares tendered pursuant to the Offer and the consummation of the Merger (the “Acceleration Time”), each outstanding, unexpired and unexercised Option will vest and become exercisable. To the extent not exercised prior to the Acceleration Time, then upon the consummation of the Merger, each Option will be deemed to be exercised and canceled, with each former holder of any such cancelled Option becoming entitled to receive, at the time of the consummation of the Merger or as soon as practicable thereafter, in consideration of the deemed exercise and cancellation of such Option, an amount in cash, without interest and less any applicable withholding taxes, equal to (i) the excess, if any, of (A) the Offer Price over (B) the exercise price per Share subject to such Option multiplied by (ii) the total number of Shares subject to such Option. See Section 11 — “The Merger Agreement; Other Agreements.”

What will happen to my restricted stock in the Offer?

Each holder of an unvested award of restricted stock will have the right to tender such restricted stock into the Offer, subject to and contingent upon the occurrence of the acceptance for purchase of Shares tendered pursuant to the Offer. At the Acceleration Time, each Share of restricted stock will become immediately vested, and all restrictions thereon will lapse and, to the extent not withheld by CPK to satisfy tax withholding obligations, CPK will deliver Shares in settlement thereof or, if such restricted stock is tendered into the Offer, will be treated as a Share properly tendered into the Offer. See Section 11 — “The Merger Agreement; Other Agreements.”

What are the United States federal income tax consequences of the Offer and the Merger?

If you are a United States Holder (as defined below), the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction to you for United States federal income tax purposes. In general, you will recognize gain or loss equal to the difference between your adjusted tax basis in the Shares you tender or exchange and the amount of cash you receive for those Shares. If you are a United States Holder and you hold your Shares as a capital asset, the gain or loss that you recognize generally will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held such Shares for more than one year. You should consult your tax advisor about the particular tax consequences to you of tendering your Shares in the Offer or exchanging your Shares in the Merger. See Section 5 — “Certain United States Federal Income Tax Consequences” for a discussion of United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

Who should I talk to if I have additional questions about the Offer?

You may call MacKenzie Partners, Inc., the Information Agent for the Offer, toll-free at (800) 322-2885. Banks and brokers may call collect at (212) 929-5500.

INTRODUCTION

CPK Merger Sub Inc. (which we refer to as “Purchaser”), a Delaware corporation and a direct wholly-owned subsidiary of CPK Holdings Inc. (which we refer to as “Parent”), a Delaware corporation which is controlled by Golden Gate Capital Opportunity Fund, L.P., hereby offers to purchase for cash all outstanding shares of common stock, par value $0.01 per share (which we refer to as “Shares”), of California Pizza Kitchen, Inc., a Delaware corporation (which we refer to as “CPK”), at a price of $18.50 per Share, net to the seller in cash, without interest, and less any applicable withholding taxes (which we refer to as the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (which we refer to as this “Offer to Purchase”) and in the related letter of transmittal (which we refer to as the “Letter of Transmittal” which, together with this Offer to Purchase, any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offer and the withdrawal rights will expire at midnight, New York City time, on July 6, 2011 (which we refer to as the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement (as defined below), in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended, shall expire) or earlier terminated in accordance with the terms of the Merger Agreement (as defined below).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 24, 2011 (which we refer to as the “Merger Agreement”), by and among Parent, Purchaser and CPK. The Merger Agreement provides that Purchaser will be merged with and into CPK (which we refer to as the “Merger”), with CPK continuing as the surviving corporation in the Merger and becoming a wholly-owned subsidiary of Parent (which we refer to as the “Surviving Corporation”). Pursuant to the Merger Agreement, at the effective time of the Merger (which we refer to as the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (a) Shares owned by CPK, Purchaser or Parent, all of which will be canceled, and (b) Shares that are held by stockholders, if any, who are entitled to and have properly exercised their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”)) will be converted into the right to receive an amount in cash, without interest and less any applicable withholding taxes, equal to the Offer Price (which we refer to as the “Merger Consideration”). The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of options, restricted stock and other equity securities of CPK.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Parent or Purchaser will pay all charges and expenses of American Stock Transfer & Trust Company, LLC, as depositary for the Offer (which we refer to as the “Depositary”), and MacKenzie Partners, Inc., as information agent for the Offer (which we refer to as the “Information Agent”), incurred in connection with the Offer. See Section 17 — “Fees and Expenses.”

After careful consideration, the board of directors of CPK (which we refer to as the “CPK Board”) has unanimously (1) approved and declared advisable the Merger Agreement, the Offer, the Merger, the Support Agreements (as defined below) and the other transactions contemplated by the Merger Agreement, (2) declared that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Offer and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the stockholders of CPK, and (3) recommended that stockholders of CPK accept the Offer and tender their Shares into the Offer and, if required by applicable law, adopt the Merger Agreement.

A more complete description of the CPK Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in CPK’s Solicitation/Recommendation Statement on Schedule 14D-9 (which we refer to as the “Schedule 14D-9”) under the United States Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”), that is being furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the sub-heading “Background of the Offer and Merger; Reasons for Recommendation.”

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things, (a) there being validly tendered in accordance with the terms of the Offer and not validly withdrawn (including or excluding at the option of Parent and Purchaser Shares tendered in the Offer pursuant to guaranteed delivery procedures) prior to the Expiration Date a number of Shares, that when added to (i) the number of Shares to be purchased by Purchaser under the Top-Up (as defined below) plus (ii) the number of Shares that are immediately available to be acquired by Purchaser immediately following the consummation of the Offer from certain individuals under the tender and support agreements entered into in connection with the Merger Agreement on May 24, 2011 (the “Support Agreements”) represent at least 90% of (x) the outstanding Shares as of the expiration of the Offer plus (y) the aggregate number of shares of Shares issuable to holders of stock options of CPK from which CPK or its representatives have received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders), plus (z) the number of shares to be purchased by Purchaser under the Top-Up (the “Minimum Tender Condition”); (b) the expiration or termination of any applicable waiting period (or any extension thereof) to the purchase of the Shares under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”); (c) the receipt of proceeds by Parent (either directly or through its subsidiaries) under a debt commitment letter from General Electric Capital Corporation, GE Capital Markets, Inc., and Jefferies Finance LLC dated as of May 24, 2011 (which we refer to as the “Debt Commitment Letter”) (or the receipt of alternative financing from alternative sources), or the receipt by Parent and Purchaser of confirmation from such financing sources (or alternative financing sources) that the financing (or alternative financing) will be available in an amount sufficient to consummate the Offer and the Merger on the terms and conditions set forth in the Debt Commitment Letter (or new debt commitment letter for any alternative debt financing); and (d) there shall not be any temporary restraining order, preliminary or permanent injunction, law or other judgment issued by any court of competent jurisdiction in effect enjoining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer. The conditions to which the Offer is subject are described in the Offer to Purchase. See Section 9 — “Source and Amount of Funds” and Section 15 — “Conditions of the Offer.”

Based on information provided to Purchaser by CPK, as of May 31, 2011, there were 24,616,701 Shares outstanding (including Shares issuable to holders of stock options from which CPK or its representatives have received notices of exercise as of May 31, 2011) and 827,481 Shares issuable pursuant to the cashless net exercise of outstanding stock options at the Offer Price. Assuming no additional Shares or stock options are issued after May 31, 2011 and assuming no outstanding stock options are exercised other than stock option exercises on a cashless net exercise basis at the Offer Price pursuant to the Support Agreements, the aggregate number of Shares that Purchaser must acquire in the Offer and pursuant to the Support Agreements in order to satisfy the Minimum Tender Condition equals approximately 70% of (i) the outstanding Shares as of May 31, 2011 (including Shares issuable to holders of stock options from which CPK or its representatives have received notices of exercise as of May 31, 2011) plus (ii) the number of shares issued pursuant to the exercise of stock options on a cashless net exercise basis at the Offer Price pursuant to the Support Agreements.

Pursuant to the Merger Agreement, effective upon the consummation of the Offer, Purchaser is entitled to designate a number of directors, rounded up to the next whole number, subject to compliance with applicable law, to the CPK Board that is equal to the total number of directors on the CPK Board (giving effect to the increase described in this sentence) multiplied by the percentage that the number of Shares beneficially owned by Parent and/or Purchaser (including shares accepted for payment) bears to the total number of shares then outstanding, and CPK will cause Parent’s designees to be elected or appointed to the CPK Board, including by increasing the number of directors, subject to CPK’s certificate of incorporation and bylaws, and seeking and accepting resignations from incumbent directors. At such time, CPK will also cause individuals designated by Parent to constitute the proportional number of members, rounded up to the next whole number, on each committee of the CPK Board, to the fullest extent permitted by applicable law and the rules of Nasdaq. Information concerning Purchaser’s designees to the CPK Board is set forth in the Information Statement attached as Annex II to the Schedule 14D-9.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the voting power of the then outstanding Shares. This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies at this time. If Purchaser acquires at least 90% of the Shares in the Offer, including pursuant the Top-Up (as defined below), if applicable, Purchaser may consummate the Merger under the DGCL without a stockholders’ meeting and without the approval of CPK’s other stockholders. In the event that the Minimum Tender Condition is not met, and in certain other circumstances, CPK and Purchaser have agreed to complete the Merger without the prior completion of the Offer, after receipt of the approval of a majority of the voting power of CPK’s stockholders of the adoption of the Merger Agreement. In that case, the consummation of the Merger would be subject to similar conditions as the Offer conditions, except for the addition of the stockholder approval requirement and the inapplicability of (i) the Minimum Tender Condition and (ii) the Financing Proceeds Conditions. See Section 11 — “The Merger Agreement; Other Agreements.”

Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Certain United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.”

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction of the Minimum Tender Condition, the Financing Proceeds Condition and the other conditions set forth in Section 15 — “Conditions of the Offer.” Subject to the provisions of the Merger Agreement, Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Tender Condition, which may only be waived with the prior written consent of CPK). Pursuant to the Merger Agreement, we are required to extend the Offer beyond the initial Expiration Date (i) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (which we refer to as the “SEC”) or the staff thereof applicable to the Offer; (ii) if the expiration or termination of any applicable waiting period (or any extension thereof) applicable to the purchase of Shares pursuant to the Offer or the consummation of the Merger under HSR Act shall not have occurred or there shall be any temporary restraining order, preliminary or permanent injunction, law or other judgment issued by any court of competent jurisdiction in effect enjoining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer that has not been waived; and (iii) if requested by CPK, and if the Offer conditions have not been satisfied or waived, in consecutive increments of up to five business days, for an aggregate period of time of not more than ten business days. We may also choose to extend the Offer, in increments of between two and ten business days each, until such time as the conditions of the Offer have been met. In any case, we shall not be required to extend the Offer beyond the earliest to occur of (i) the valid termination of the Merger Agreement, (ii) three business days after the date on which the SEC has, orally or in writing, confirmed that it has no further comments on the proxy statement to be filed by CPK in connection with the adoption of the Merger Agreement, including by informing CPK that it does not intend to review the proxy statement (the “Proxy Statement Clearance Date”) and (iii) November 24, 2011.

If at any then-scheduled Expiration Date (i) any Offer conditions have not been satisfied or waived (to the extent waivable by Parent and Purchaser) and (ii) three business days have elapsed since the Proxy Statement Clearance Date, then Purchaser may irrevocably and unconditionally terminate the Offer or, from and after the close of business on July 14, 2011, CPK may cause Purchaser to irrevocably and unconditionally terminate the Offer at the then-scheduled Expiration Date. If the Offer is terminated as described in the foregoing sentence, CPK will proceed with and take all actions necessary to hold the stockholders’ meeting to approve the Merger in accordance with the terms of the Merger Agreement.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, (i) to extend the Offer if any of the conditions set forth in Section 15 — “Conditions of the Offer” have not been satisfied, (ii) to waive any condition to the Offer (other than the Minimum Tender Condition) or (iii) modify the terms of the Offer (including by increasing the Offer Price), in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to stockholders and investor response. Accordingly, if, prior to the Expiration Date, Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or any other day on which commercial banks are required or authorized to close in the City of New York, and shall consist of the time period from 12:01 AM through 12:00 midnight, New York City time.

CPK has provided Purchaser with CPK’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on CPK’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn pursuant to the Offer promptly after the Expiration Date. Subject to the Merger Agreement and in compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals. Rule 14e-1(c) under the Exchange Act relates to the obligation of Purchaser to promptly pay for or return tendered Shares promptly after the termination or withdrawal of the Offer. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (which we refer to as the “Share Certificates”) or confirmation (which we refer to as a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (which we refer to as the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times (including following the consummation of the Merger) depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any extension of the Offer or delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a CPK stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal must be received by the

Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and either the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, an Agent’s Message and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, what we refer to as an “Eligible Institution” and collectively what we refer to as “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

i. such tender is made by or through an Eligible Institution;

ii. a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

iii. the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three Nasdaq trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility. Pursuant to the Merger Agreement, Shares delivered by a Notice of Guaranteed Delivery do not need to be counted by Purchaser toward the satisfaction of the Minimum Tender Condition and therefore it is preferable for shares to be tendered by the other methods described herein.

The method of delivery of Share Certificates, the Letter of Transmittal, and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its reasonable discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment. By executing the Letter of Transmittal (or delivering an Agent’s Message in the case of Book-Entry Transfer) as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each designee of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of CPK’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

Backup Withholding. Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the United States Internal Revenue Service (which we refer to as “IRS”) a portion (currently, 28%) of the amount of any payments made by Purchaser pursuant to the Offer. In order to prevent backup withholding from being imposed on the payment of the Offer Price of Shares purchased pursuant to the Offer, each United States Holder (as defined below) must provide the Depositary with such stockholder’s correct taxpayer identification number (which we refer to as “TIN”) and certify that such stockholder is not subject to backup withholding by completing IRS Form W-9 included in the Letter of Transmittal or otherwise establish a valid exemption from backup withholding to the satisfaction of the Depositary. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All United States Holders (as defined below) surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals) are exempt from backup withholding, and payments to such persons will not be subject to backup withholding provided that a valid exemption is established to the satisfaction of the Depositary. Each tendering non-United States Holder (as defined below) should submit an appropriate properly completed IRS Form W-8 (and any attachments thereto) (a copy of which may be obtained from the Depositary) certifying, under penalties of perjury, to such non-United States Holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 8 of the Letter of Transmittal.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after August 7, 2011, which is the 60th day after the commencement of the Offer, unless such Shares have been accepted for payment by Purchaser pursuant to the Offer.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain United States Federal Income Tax Consequences.

The following is a summary of certain material United States federal income tax consequences to beneficial owners of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or foreign jurisdiction and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (which we refer to as the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank, insurance company, or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	a partnership, an S corporation or other pass-through entity (or an investor in a partnership, S corporation or other pass-through entity);

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Shares that received the Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a “United States Holder” (as defined herein) that has a functional currency other than the United States dollar;

•	“controlled foreign corporations,” “passive foreign investment companies,” or corporations that accumulate earnings to avoid United States federal income tax;

•	a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other risk reduction strategy or integrated transaction;

•	a United States expatriate; or

•	any holder of Shares that entered into a Support Agreement as part of the transactions described in this Offer to Purchase.

This summary is based on the Code, the Treasury regulations promulgated under the Code, and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation. This discussion does not address the United States federal income tax consequences to holders of Shares who exercise appraisal rights under Delaware law.

THE DISCUSSION SET OUT HEREIN IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO A HOLDER OF SHARES. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO YOU IN CONNECTION WITH THE OFFER AND THE MERGER IN LIGHT OF YOUR OWN PARTICULAR CIRCUMSTANCES, INCLUDING FEDERAL ESTATE, GIFT AND OTHER NON-INCOME TAX CONSEQUENCES, AND TAX CONSEQUENCES UNDER STATE, LOCAL OR FOREIGN TAX LAWS.

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

A “non-United States Holder” is any beneficial owner of Shares that is not a United States Holder or a partnership (or other entity treated as a partnership for United States federal income tax purposes).

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Such holder should consult its own tax advisor regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

United States Holders

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or the exchange of Shares pursuant to the Merger will be a taxable transaction for United States federal income tax purposes, and a United States Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares exchanged therefor. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States Holder’s holding period for the Shares is more than one year at the time of the exchange. Long-term capital gain recognized by an individual holder generally is subject to tax at a lower rate than short-term capital gain or ordinary income. There are limitations on the deductibility of capital losses.

Information Reporting and Backup Withholding

A United States Holder generally will be subject to information reporting and backup withholding at the applicable rate (currently, 28%) with respect to the proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger. A United States Holder can avoid backup withholding if it provides a valid taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Each United States Holder should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary.

Non-United States Holders

Payments with Respect to Shares

Payments made to a non-United States Holder with respect to Shares exchanged for cash in the Offer or pursuant to the Merger generally will be exempt from United States federal income tax unless:

•	the non-United States Holder is an individual who was present in the United States for 183 days or more during the taxable year of the exchange and certain other conditions are met;

•

the gain is effectively connected with the non-United States Holder’s conduct of a trade or business in the United States, and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the holder in the United States; or

•

CPK is or has been a United States real property holding corporation (“USRPHC”) for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of exchange of the Shares or the period that the non-United States Holder held Shares.

Gain described in the first bullet point above generally will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of the Shares, net of applicable United States-source losses from sales or exchanges of other capital assets recognized by the holder during the year. Unless a tax treaty provides otherwise, gain described in the second bullet point above will be subject to United States federal income tax on a net income basis in the same manner as if the non-United States Holder were a resident of the United States. Non-United States Holders that are foreign corporations also may be subject to a 30% branch profits tax (or applicable lower treaty rate). Non-United States Holders are urged to consult any applicable tax treaties that may provide for different rules.

With respect to the third bullet point above, the determination whether CPK is a USRPHC depends on the fair market value of its United States real property interests relative to the fair market value of its other trade or business assets and its foreign real property interests. The Merger Agreement requires CPK to deliver a certificate to Parent stating that CPK has not been a USRPHC for United States federal income tax purposes during the time period described above. Moreover, since the Shares are regularly traded on an established securities market (within the meaning of applicable Treasury regulations), even if CPK constitutes a USRPHC, any gain realized on the receipt of cash for Shares in the Offer or pursuant to the Merger generally will be subject to United States federal income tax only if the non-United States Holder owns (actually or constructively) more than five percent of the Shares.

Information Reporting and Backup Withholding

A non-United States Holder may be subject to information reporting and backup withholding at the applicable rate (currently, 28%) with respect to the proceeds from the exchange of Shares pursuant to the Offer or pursuant to the Merger. A non-United States Holder can avoid backup withholding by certifying on an appropriate IRS Form W-8 that such non-United States Holder is not a United States person, or by otherwise establishing an exemption in a manner satisfactory to the Depositary. Non-United States Holders should consult their tax advisors regarding the certification requirements for non-United States persons.

Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against the non-United States Holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR HOLDERS OF SHARES. HOLDERS OF SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF TENDERING THEIR SHARES FOR CASH PURSUANT TO THE OFFER OR EXCHANGING THEIR SHARES FOR CASH IN THE MERGER UNDER ANY FEDERAL, STATE, FOREIGN, LOCAL OR OTHER TAX LAWS.

6. Price Range of Shares; Dividends.

The Shares are listed on NASDAQ Global Select Market (which we refer to as “Nasdaq”) under the symbol “CPKI.” The Shares have been listed on Nasdaq since August 3, 2000.

The following table sets forth for the indicated periods the high and low sales prices per Share as reported on Nasdaq.

	High	Low
Year Ending 2011
First Quarter	$18.04	$14.87
Second Quarter (through June 7, 2011)	$18.61	$15.29

Year Ended 2010:
First Quarter	$18.32	$12.93
Second Quarter	$24.00	$14.22
Third Quarter	$20.00	$12.95
Fourth Quarter	$18.00	$15.77

Year Ended 2009:
First Quarter	$14.68	$8.03
Second Quarter	$17.44	$12.34
Third Quarter	$17.13	$12.83
Fourth Quarter	$16.55	$12.29

On May 24, 2011, the last trading day before we announced the Offer, the last sale price of the common stock of CPK reported on Nasdaq was $16.71 per Share. On June 7, 2011, the last trading day prior to the original printing of this Offer to Purchase, the last sale price of the Shares reported on Nasdaq was $18.39 per share.

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

CPK has never declared or paid any cash dividends on its capital stock. In addition, under the terms of the Merger Agreement, CPK is not permitted to declare or pay dividends in respect of Shares unless approved in advance by Parent in writing.

7. Certain Information Concerning CPK.

The following description of CPK and its business has been taken from CPK’s Annual Report on Form 10-K for the fiscal year ended January 2, 2011, and is qualified in its entirety by reference to such report.

General. CPK is a Delaware corporation formed on May 12, 2004, and successor by merger to a California corporation of the same name formed on October 7, 1985. CPK is a leading casual dining restaurant chain with a particular focus on the premium pizza segment. As of January 2, 2011, CPK owned, licensed or franchised 266 locations in 32 states and 11 foreign countries, of which 208 were company-owned and 58 operated under franchise or license arrangements. During the 25 years of CPK’s operating history, CPK have developed a recognized consumer brand and demonstrated the appeal of the concept in a wide variety of geographic areas. The concept includes a signature line of innovative, premium pizzas, open-flame ovens in exhibition-style kitchens and excellent guest service.

Available Information. CPK is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning CPK’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of CPK’s securities, any material interests of such persons in transactions with CPK, and other matters is required to be disclosed in proxy statements and periodic reports distributed to CPK’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street N.E., Washington, D.C. 20549. The SEC also maintains electronic reading rooms on the Internet at http://www.sec.gov that contain reports and other information regarding issuers that file electronically with the SEC. CPK also maintains a website at http://www.cpk.com. The information contained in, accessible from or connected to CPK’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of CPK’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

8. Certain Information Concerning Parent and Purchaser.

Purchaser. CPK Merger Sub Inc., a Delaware corporation, or Purchaser, is a wholly-owned subsidiary of Parent and was formed solely for the purpose of facilitating the acquisition of CPK. To date, Purchaser has not carried on any activities other than those related to its formation, the Offer and the Merger and arranging the related financing. Upon consummation of the proposed Merger, Purchaser will merge with and into CPK and will cease to exist, with CPK continuing as the Surviving Corporation. The business address for Purchaser is: c/o Golden Gate Capital Opportunity Fund, L.P., One Embarcadero Center, 39th Floor, San Francisco, CA 94111. The business telephone number for Purchaser is 415-983-2700.

Parent. CPK Holdings Inc., a Delaware corporation, or Parent, was formed solely for the purpose of acquiring CPK and has not engaged in any business except for activities related to its formation, the Offer and the Merger and arranging the related financing. The business address for Parent is: c/o Golden Gate Capital Opportunity Fund, L.P., One Embarcadero Center, 39th Floor, San Francisco, CA 94111. The business telephone number for Purchaser is 415-983-2700.

See Section 9 — “Source and Amount of Funds.”

Additional Information. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and, as applicable, the executive officers of Parent and Purchaser, and the control persons of Parent and Purchaser, are set forth in Schedule I. Except as set forth in Schedule I, none of Parent and Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I), (i) none of Parent and Purchaser nor, to the knowledge of Parent and Purchaser, any of the persons or entities listed in Schedule I beneficially own or has a right to acquire any Shares or any other equity securities of CPK, and (ii) none of Parent and Purchaser nor, to the knowledge of the Parent and Purchaser, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of CPK during the past 60 days.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I), (i) none of Parent and Purchaser nor, to the knowledge of Parent and Purchaser, any of the persons listed on Schedule I, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of CPK and (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between Parent and Purchaser nor, to the knowledge of Parent and Purchaser, any of the persons listed in Schedule I, on the one hand, and CPK or any of its executive officers, directors and/or affiliates, on the other hand.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I), during the two years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Parent and Purchaser nor, to the knowledge of Purchaser, any of the persons or entities listed in Schedule I, on the one hand, and CPK or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and its exhibits, as well as other information filed by Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference room. Copies of this information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains the Schedule TO and its exhibits and other information that Purchaser has filed electronically with the SEC.

9. Source and Amount of Funds.

Purchaser estimates that it will need up to approximately $485 million to purchase all of the issued and outstanding Shares and to pay related fees and expenses, and an additional $6.6 million to back-stop letters of credit of CPK existing on the date of the closing of the Merger. Purchaser has received a commitment from its lenders to provide it with a senior secured credit facility in an aggregate amount of $290 million, comprised of a $260 million term loan facility (which we refer to as the “Term Loans”) and a $30 million revolving credit facility (which we refer to as the “Revolver”, and together with the Term Loans, the “Credit Facilities”). Subject to certain conditions, the Term Loans will be fully drawn on the date of the closing of the Merger and available to Purchaser to finance the Offer and the Merger and pay related fees and expenses. The Revolver will be used to back-stop or replace certain existing letters of credit of CPK and, after the closing of the Merger, to provide funding for working capital and other general corporate purposes of the Surviving Corporation. In addition, Parent has obtained a $225 million equity commitment from Golden Gate Capital Opportunity Fund, L.P. Parent will contribute or otherwise advance to Purchaser the proceeds of the equity commitments, which, together with proceeds of the Term Loans, will be sufficient to pay the Offer Price for all Shares tendered in the Offer and all related fees and expenses. The equity and debt financing commitments are subject to certain conditions. In the event that we do not receive the proceeds of the debt financing commitments, we will not be obligated to purchase Shares in the Offer.

If the Merger Agreement is terminated in the circumstance in which we do not receive the proceeds of the debt financing commitments, Parent may be obligated to pay CPK a termination fee of $30 million.

The proceeds of the Term Loans and equity commitments together will be sufficient to pay the Offer Price for all Shares tendered in the Offer and all related fees and expenses (and will be sufficient, together with cash on hand of the Surviving Corporation and the Revolver, to consummate the Merger, back-stop or replace certain existing letters of credit of CPK and, after the closing of the Merger, to provide funding for working capital and other general corporate purposes of the Surviving Corporation).

We do not believe that Purchaser’s financial condition is relevant to a stockholder’s decision whether to tender Shares and accept the Offer because (i) Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger, (ii) the Offer is being made for all outstanding Shares solely for cash, (iii) if the Offer is consummated, Purchaser will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer, and (iv) Purchaser has received equity and debt commitments in the aggregate for sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

Equity Financing

Parent has received an equity commitment letter from Golden Gate Capital Opportunity Fund, L.P. (which we refer to as the “Equity Commitment Letter”), pursuant to which Golden Gate Capital Opportunity Fund, L.P. has committed to contribute to Parent up to $225 million solely for the purpose of funding, and to the extent necessary to fund, a portion of the aggregate Offer Price and/or Merger Consideration, as applicable, pursuant to and in accordance with the Merger Agreement, and certain other amounts required to be paid pursuant to the Merger Agreement, including fees and expenses directly related to the debt financing required to be paid by Parent, the Purchaser and the Surviving Corporation. We refer to the financing contemplated by the Equity Commitment Letter, as may be amended and restated as the “Equity Financing.” The funding of the Equity Financing is subject to (i) the satisfaction or waiver by Parent and Purchaser of all conditions of the Offer or the Merger, as applicable, (ii) the funding (or simultaneous funding) of the debt financing pursuant to the terms and conditions of the Debt Commitment Letter (as defined below) or any alternative financing that Parent and the Purchaser are required to accept from alternative sources pursuant to the Merger Agreement (see Section 11 — “The Merger Agreement, Other Agreements”) and (iii) the contemporaneous consummation of the Offer closing, if the Offer closing shall occur, and the Merger (regardless of whether the Offer Closing occurs). CPK is a third party beneficiary to the Equity Commitment Letter for the limited purpose provided in the Equity Commitment Letter. Concurrently with the execution and delivery of the Equity Commitment Letter, Golden Gate Capital Opportunity Fund, L.P. executed and delivered to CPK a limited guarantee in favor of CPK in respect of certain of Parent’s obligations under the Merger Agreement (which we refer to as the “Limited Guarantee”), provided that in no event will Golden Gate Capital Opportunity Fund, L.P. incur obligations totaling more than $30 million in the aggregate (plus the amount of any liability for costs and expenses, including attorneys’ fees, payable pursuant to the Merger Agreement and the confidentiality agreement between CPK and Golden Gate Private Equity, Inc.) under the Limited Guarantee.

Golden Gate Capital Opportunity Fund, L.P.’s obligation to fund its equity commitment will expire upon the earliest to occur of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the closing of the Merger, so long as Golden Gate Capital Opportunity Fund, L.P. has funded its commitment in connection with the Merger, (iii) any claim by CPK under, or any action, claim, suit or proceeding brought by CPK with respect to, the Limited Guarantee, the guarantor thereunder or any of the guarantor’s affiliates other than in respect of a guaranteed obligation thereunder, or (iv) any other claim under, or action, claim, suit or proceeding against Golden Gate Capital Opportunity Fund, L.P. or any of its affiliates in connection with the Equity Commitment Letter, the Limited Guarantee, the Merger Agreement or any transaction contemplated thereby or otherwise relating thereto other than certain claims as set forth in the Equity Commitment Letter.

A copy of the Equity Commitment Letter has been filed as Exhibit (d)(4) to the Schedule TO, which is incorporated herein by reference, and a copy of the Limited Guarantee has been filed as Exhibit (d)(3) to the Schedule TO, which is incorporated by reference.

Debt Financing

Purchaser has received a debt commitment letter from General Electric Capital Corporation (which we refer to as “GE Capital”), GE Capital Markets, Inc. (which we refer to as “GECM”) and Jefferies Finance LLC (which we refer to as “Jefferies” and, together with GE Capital and GECM, the “Lenders”) (which we refer to as the “Debt Commitment Letter”) to provide the following, subject to the conditions set forth in the Debt Commitment Letter to Purchaser (which includes for purposes of this Section 9 the Surviving Corporation of the Merger), up to $290 million of credit facilities, comprised of a $260 million term loan facility and a $30 million revolving credit facility (which we refer to, collectively, as the “Credit Facilities”) of which $260 million of the term loan facility is expected to be drawn at the closing of such facilities for the purpose of financing the Offer and the Merger and paying related fees and expenses, and $6.6 million of the revolving credit facility to back-stop or replace certain existing letters of credit of CPK and, after the closing of the Merger, to provide funding for working capital and other general corporate purposes of Purchaser and its subsidiaries.

The commitment of the Lenders with respect to the Credit Facilities expires upon the earliest to occur of (i) 5:00 p.m. California time on November 24, 2011 or (ii) the date on which the Merger Agreement shall be terminated. The documentation governing the debt financings has not been finalized and, accordingly, the actual terms of the debt financing may differ from those described in this document. Each of Parent and Purchaser has agreed to use its reasonable best efforts to arrange the debt financing on the terms and conditions described in the Debt Commitment Letter. If any portion of the debt financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, each of Parent and Purchaser must use its reasonable best efforts to promptly arrange and obtain alternative financing from alternative sources in an amount sufficient to consummate the Merger with terms and conditions not materially less favorable from the standpoint of Parent, Purchaser and CPK than the terms and conditions set forth in the Debt Commitment Letter (giving effect to any rights of the financing sources to adjust certain terms contained therein).

Although the debt financing described in this document is not subject to a due diligence or “market out,” such financing may not be considered assured. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the debt financing described herein is not available.

Credit Facilities

The availability of the Credit Facilities is subject, among other things, to consummation of the Merger in accordance with the Merger Agreement (including the satisfaction (or waiver with the consent of the initial lenders) of all conditions precedent to the consummation of the Merger, and without any amendment, modification or waiver of any of the provisions thereof that are materially adverse to the Lenders without the consent of the initial lenders thereunder), the achievement of a specified pro forma ratio of total debt of Surviving Corporation and its consolidated subsidiaries to EBITDA (including agreed upon add-backs) for the four most recent fiscal quarter period for which financial statements have been filed with the SEC (with the term loan facility and any Second Lien Term Loans being reduced by an amount necessary, if any, to satisfy the specified pro forma ratio), the absence of a “Material Adverse Effect” (consistent with the approach in the Merger Agreement), solvency on a consolidated basis after giving effect to the funding of the Credit Facilities, payment of required fees and expenses, the funding of the equity financing, the absence of certain types of other debt, delivery of certain historical and pro forma financial information, the execution of certain guarantees and the creation of security interests and the negotiation, execution and delivery of definitive documentation.

Term and Revolving Credit Facilities

The Credit Facilities will consist of a (i) $260 million term loan facility with a term of six years (which will be fully drawn at closing) and (ii) a $30 million revolving credit facility with a term of five years.

Roles. GECM and Jefferies have been appointed as joint lead arrangers and joint book-running managers for the Credit Facilities. Jefferies has been appointed as syndication agent and GE Capital has been appointed as administrative agent for the Credit Facilities.

Interest Rate. Loans under the Credit Facilities are expected to bear interest, at Purchaser’s option, at a rate equal to the adjusted Eurodollar rate or an alternate base rate, in each case, plus a spread.

Prepayments and Amortization. Purchaser will be permitted to make voluntary prepayments with respect to the Credit Facilities at any time, without premium or penalty (other than LIBOR breakage costs, if applicable). The term loans under the Credit Facilities will amortize 1% per annum in equal quarterly installments until the final maturity date.

Guarantors. All obligations under the Credit Facilities will be guaranteed by Parent and each existing and future direct and indirect, domestic subsidiaries of Purchaser, subject to certain limitations.

Security. The obligations of Purchaser and the guarantors under the Credit Facilities and under any interest rate protection or other hedging arrangements entered into with GE Capital or Jefferies or any Lender (or any affiliates of the foregoing), will be secured, subject to permitted liens and other agreed upon exceptions on a first priority basis by a perfected security interest in all of Purchaser’s and each guarantor’s existing or after-acquired personal property, including all of the capital stock of Purchaser and each of its direct and indirect subsidiaries (limited, in the case of foreign subsidiaries, to 66% of the capital stock of first tier foreign subsidiaries). If certain security is not provided at closing despite the use of commercially reasonable efforts to do so, the delivery of such security will not be a condition precedent to the availability of the Credit Facilities on the closing date, but instead will be required to be delivered following the closing date pursuant to arrangements to be mutually agreed.

Other Terms. The Credit Facilities will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, liens and dividends and other distributions. The Credit Facilities will also include customary events of defaults including a change of control to be defined.

Second Lien Term Loans. As part of the total equity investment in CPK, Golden Gate Capital Opportunity Fund, L.P. (itself or through one or more of its affiliates) shall have the right, on the date of the closing of the Merger, to invest up to $75 million of its investment in CPK contemplated by the Equity Commitment Letter in the form of second lien term loans to the Purchaser.

10. Background of the Offer; Past Contacts or Negotiations with CPK.

The information set forth below regarding CPK was provided by CPK, and none of Parent, Purchaser nor any of its affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Golden Gate Capital Opportunity Fund, L.P. or its affiliates or representatives did not participate. References to Golden Gate Capital Opportunity Fund, L.P. below in certain cases may be references to actions to be taken by or on behalf of Parent or Purchaser, entities which are controlled by Golden Gate Capital Opportunity Fund, L.P.

Background of the Offer

Golden Gate Private Equity, Inc. (“Golden Gate Capital” or “GGC”) is engaged in (among other activities) managing and making equity and debt investments in business organizations. The following is a description of GGC’s participation in a process with CPK that culminated in the execution of the Merger Agreement. For a review of CPK’s activities relating to that process, including its activities regarding other bidders for the Shares, you are referred to CPK’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

Golden Gate Capital is an active investor in the restaurant space, and currently owns Romano’s Macaroni Grill, which it purchased in 2008, and On the Border Mexican Grill & Cantina, which it purchased in 2010. GGC engages in discussions with regard to potential transactions of public and private restaurant companies both in response to company-initiated sale processes as well as proactively independent of existing sale processes. GGC is well-known by financial advisors to restaurant companies as a potential acquirer.

On April 12, 2010, CPK issued a press release announcing that it was considering a wide range of strategic and financial alternatives, including a possible sale, merger or other business combination, and that CPK had engaged Moelis & Company (“Moelis”) to serve as CPK’s financial advisor. On the same day, Moelis representatives contacted representatives of Golden Gate Capital regarding Golden Gate Capital’s interest in a potential transaction. On April 19, 2010, Golden Gate Private Equity, Inc. executed a confidentiality agreement with CPK to permit Golden Gate Capital to conduct due diligence on the Company.

On April 20, 2010, Moelis representatives requested that Golden Gate Capital submit a preliminary proposal for a transaction to acquire all of the outstanding stock of CPK by the initial bid due date of April 22, 2010. After speaking with Moelis, it became apparent that Golden Gate Capital’s valuation of CPK was likely going to be lower than other indications that CPK was expecting to receive. GGC continued to monitor CPK’s performance based on publicly available information, but did not immediately participate in the subsequent round of the sale process.

In early August 2010, a Moelis representative contacted representatives of Golden Gate Capital regarding GGC’s participation in the process, at which time Golden Gate Capital representatives orally re-affirmed its interest in pursuing a transaction with CPK. On August 10, 2010, GGC submitted a preliminary bid, subject to its completion of due diligence, to acquire all of CPK’s outstanding common stock for between $18.00 and $18.50 per share. Representatives of Golden Gate Capital commenced diligence by meeting with CPK’s management team in Los Angeles, California on August 19, 2010, and were provided access to CPK’s online “data room” after the meeting. Golden Gate Capital representatives conducted due diligence on CPK and held multiple due diligence discussions with CPK’s management team over the course of the next four weeks.

On September 1, 2010, Moelis circulated a final bid instruction letter via e-mail, which advised bidders to submit their proposals on or prior to September 22, 2010. Enclosed with this request was a draft merger agreement to be returned with a mark-up alongside the revised bid to CPK and its counsel at Latham & Watkins LLP (“L&W”). On September 22, 2010, GGC submitted a bid letter indicating a purchase price range of $17.00 to $17.50 per share, subject to confirmatory due diligence and negotiation of a mutually satisfactory purchase agreement. Subsequently, one of CPK’s representatives at Moelis indicated that GGC’s bid was inferior to another proposal made to CPK with respect to value and, at that time, Golden Gate Capital was not invited to conduct further due diligence.

In March 2011, one of CPK’s representatives at Moelis contacted representatives of Golden Gate Capital to inquire as to whether GGC would be interested in submitting a revised proposal for CPK. On March 21, 2011, Golden Gate Capital submitted a bid letter to Moelis proposing to acquire all of CPK’s outstanding shares of common stock for between $17.25 and $17.50 per share, subject to confirmatory due diligence and negotiation of a mutually satisfactory definitive purchase agreement.

On April 6, 2011, a representative from Golden Gate Capital indicated to Moelis that Golden Gate Capital would be willing to submit an offer to acquire all of CPK’s outstanding common stock for $18.00 per share if Golden Gate Capital was given the opportunity to perform due diligence under an exclusivity agreement with CPK that provided for reimbursement of CPK’s expenses up to $500,000. After negotiations between Moelis and representatives of Golden Gate Capital, CPK and Golden Gate Capital entered into an exclusivity agreement without an expense reimbursement provision on April 11, 2011, providing for a three-week exclusivity period. During this period, representatives of Golden Gate Capital participated in several meetings with CPK’s management to discuss the business and other due diligence matters.

On May 3, 2011, Golden Gate Capital sent the board of directors of CPK an offer letter to acquire all of CPK’s outstanding common stock for $18.00 per share. The offer letter indicated that Golden Gate Capital sought to obtain binding debt financing commitments to fund a portion of the purchase price and requested an additional period of exclusivity to negotiate a definitive merger agreement. Together with its offer letter, Golden Gate Capital delivered a summary of proposed key business terms for a definitive merger agreement which provided for typical private equity recourse provisions, including an $18,000,000 termination fee payable by CPK to Golden Gate Capital in various circumstances and customary expense reimbursement provisions. The merger agreement term sheet did not provide for a specific performance remedy for CPK in the event of Golden Gate Capital’s failure to close a transaction. Instead, the merger agreement term sheet provided for a reverse termination fee equal to 4.5% of equity value of CPK, payable in the event of Golden Gate Capital’s failure to close in circumstances in which Golden Gate Capital was not able to obtain debt financing. In the event debt financing was available and Golden Gate Capital failed to close a transaction, under Golden Gate Capital’s proposed terms, CPK would only be entitled to such reverse termination fee plus the ability to sue for damages up to a total of 6.5% of equity value (including the reverse termination fee). The proposed merger agreement terms also indicated that Golden Gate Capital would seek commitments from Mr. Rosenfield and Mr. Flax to vote their shares in favor of approval of a merger transaction.

On May 4, 2011, one of the board members of CPK contacted a representative of Golden Gate Capital to request that Golden Gate Capital raise its offer price. On May 6, 2011, a representative of Golden Gate Capital spoke with one of the board members of CPK and agreed to raise Golden Gate Capital’s offer to acquire all of the outstanding shares of CPK’s common stock to $18.50 per share, subject to an extension of the exclusivity period to permit the parties to negotiate definitive documentation with respect to a transaction. Golden Gate Capital indicated that this was its best and final offer and it would be unable to consider a transaction at a higher price. On May 7, 2011, CPK and Golden Gate Capital executed an agreement to extend the exclusivity period to May 30, 2011.

On May 10, 2011, representatives of L&W and Richards, Layton & Finger, P.A. (“RLF”), legal advisor to the special committee of the CPK board of directors, spoke with representatives of GGC’s legal advisor, Kirkland & Ellis LLP (“K&E”), regarding GGC’s proposed merger agreement terms. L&W and RLF representatives emphasized to K&E representatives CPK’s need to maximize deal certainty and requested that the terms of the merger agreement provide for CPK’s ability to specifically enforce GGC’s obligation to close the transaction, even in the event GGC was unable to obtain debt financing. K&E representatives indicated that GGC was unable to commit to a transaction with full recourse in the event of a debt financing failure. Representatives of L&W, RLF and K&E also discussed the feasibility of structuring the proposed transaction as a tender offer.

On the evening of May 13, 2011, GGC and its legal advisors distributed a draft of the merger agreement to CPK’s legal advisors. The draft merger agreement included a potential dual-track acquisition structure whereby GGC would initiate a tender offer for all of CPK’s outstanding shares of common stock while CPK would soon thereafter file a proxy statement and prepare to hold a stockholder meeting to approve the merger in the event the tender offer was unsuccessful. The draft merger agreement also included deal protection and remedies provisions consistent with the proposed key terms distributed by GGC in connection with its May 3, 2011 offer letter.

On May 18, 2011, CPK’s legal advisors, L&W, distributed a revised draft of the merger agreement to GGC’s counsel, K&E. Also on May 18, 2011, GGC and its counsel distributed a draft of the support agreements to be entered into by members of CPK’s senior management in connection with the transactions, whereby the members would agree to tender their shares of CPK common stock in the tender offer and vote in favor of the merger. By their terms, the support agreements terminated upon certain circumstances, including termination of the merger agreement.

The following day, on May 19, 2011, K&E representatives distributed a revised draft of the merger agreement responsive to many of the points raised in the prior L&W draft.

On May 20, 2011, a member of the CPK board of directors, together with representatives of L&W, RLF, GGC and K&E, participated in a telephonic conference to discuss the significant open issues in the merger agreement. L&W and RLF representatives highlighted the need for a higher reverse termination fee and broader specific performance rights to increase the certainty of closing. The parties also discussed certain key issues related to GGC’s obligation to obtain debt financing and the restrictions on CPK’s ability to respond to competing acquisition proposals.

Later on May 20, 2011, K&E distributed a revised draft of the merger agreement with responses to the issues raised by L&W earlier in the day. In addition to other changes requested by L&W, the revised merger agreement provided for broader specific performance rights for CPK and an increased reverse termination fee. Having reached agreement on the significant outstanding issues, over the next three days a member of the CPK board of directors and representatives of L&W, Golden Gate and K&E worked to resolve the remaining open items in the merger agreement.

On May 22, 2011, K&E distributed drafts of a limited guarantee, equity commitment letter and debt commitment letter customary for a transaction of this type. Pursuant to the limited guarantee, GGC would agree to guarantee the payment of the reverse termination fee when required to be paid to CPK in accordance with the terms of the merger agreement. Representatives of L&W, RLF, K&E and GGC participated in several conferences to negotiate the terms of the limited guarantee and equity commitment letter and exchanged several drafts before finalizing the agreements.

On May, 23, 2011, with the parties having reached agreement on the material terms of the merger agreement and the ancillary documents, Mr. Rosenfield and Mr. Flax had discussions with representatives of Golden Gate Capital regarding the potential post-merger role of Mr. Rosenfield and Mr. Flax with CPK. No specific terms or commitments regarding employment or compensation were discussed or agreed to, but Messrs. Rosenfield and Flax left such discussions with the understanding that their current employment contracts with CPK would be honored and they would continue to serve the Company post-merger. Legal advisors to each of the special committee and GGC were also present for these discussions.

On May 24, 2011, representatives of L&W, K&E and GGC finalized the terms of the Merger Agreement, the Limited Guarantee and the Equity Commitment Letter. GGC requested that, in addition to Mr. Rosenfield and Mr. Flax, two additional members of CPK’s senior management sign support agreements and agree to tender their shares in the tender offer and vote to approve the merger.

On May 24, 2011, the parties executed the Merger Agreement and the appropriate parties executed and delivered the equity commitment letter, the debt commitment letter, the limited guarantee and the support agreements. On May 25, 2011, before the opening of trading on Nasdaq, CPK and Golden Gate issued a joint press release announcing the execution of the Merger Agreement.

On June 8, 2011, Purchaser commenced the Offer.

For information on the Merger Agreement and the other agreements between CPK and Purchaser and their respective related parties, see Section 8 — “Certain Information Concerning Parent and Purchaser,” Section 9 — “Source and Amount of Funds,” and Section 11 — “The Merger Agreement, Other Agreements.”

11. The Merger Agreement; Other Agreements.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, CPK. CPK’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of CPK, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The Merger Agreement contains representations and warranties that CPK, Parent and Purchaser made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by CPK, Parent and Purchaser in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders or may have been used for purposes of allocating risk among CPK, Parent and Purchaser rather than establishing matters as facts.

The Offer

The Merger Agreement provides that Purchaser will commence the Offer on or before June 8, 2011, and that, subject to the satisfaction of the Minimum Tender Condition and the other conditions that are described in Section 15 — “Conditions of the Offer,” Parent will cause Purchaser to accept for payment, and Purchaser will accept for payment, all Shares validly tendered and not withdrawn promptly following the applicable expiration date of the Offer. The initial expiration date of the Offer will be midnight, New York City time, on July 6, 2011.

Terms and Conditions of the Offer. The obligations of Purchaser to accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the conditions set forth in Section 15 — “Conditions of the Offer.” The Offer conditions are for the sole benefit of Parent and Purchaser, and Parent and Purchaser may waive, in whole or in part, any Offer condition at any time and from time to time, in their sole discretion, other than the Minimum Tender Condition, which may be waived by Parent and Purchaser only with the prior written consent of CPK. Parent and Purchaser expressly reserve the right to increase the Offer Price or to waive or make any other changes in the terms and conditions of the Offer; provided, however, that unless otherwise expressly provided in the Merger Agreement or previously approved by CPK in writing, Purchaser shall not (i) reduce the number of Shares sought to be purchased in the Offer, (ii) reduce the Offer Price, (iii) change the form of consideration payable in the Offer, (iv) amend, modify or waive the Minimum Tender Condition, (v) add to the Offer conditions or amend, modify or supplement any Offer condition in a manner adverse to any holder of Shares, (vi) terminate, extend or otherwise amend or modify the expiration date of the Offer in any manner other than in compliance with the terms of the Merger Agreement or (vii) provide any subsequent offering period after the consummation of the Offer.

Extensions of the Offer. Parent and Purchaser have agreed to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer, and, if the waiting period applicable to the purchase of Shares pursuant to the Offer and the consummation of the Merger under the HSR Act (or any extension thereof) has neither expired nor terminated, or if there is any temporary restraining order, preliminary or permanent injunction, law or other judgment issued by any court of competent jurisdiction in effect enjoining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer, Parent and Purchaser will extend the offer in consecutive increments of up to ten business days until such Offer conditions have been satisfied. Purchaser may in its sole discretion extend the Offer on one or more occasions in consecutive increments of between two and ten business days each if on any then-scheduled expiration date of the Offer any of the Offer conditions have not been satisfied or waived (to the extent waivable by Parent and Purchaser). Parent and Purchaser have agreed that if on any then-scheduled expiration date of the Offer any of the Offer conditions have not been satisfied or waived (to the extent waivable by Parent and Purchaser), then to the extent requested by CPK no less than one business day prior to such expiration date, Purchaser must extend the Offer on one or more occasions in consecutive increments of up to five business days up to an aggregate period of not more than ten business days. Purchaser will not be required to extend the Offer beyond the earliest to occur of (i) the valid termination of the Merger Agreement, (ii) three business days after the Proxy Statement Clearance Date and (iii) November 24, 2011.

If at any then-scheduled Expiration Date (i) any Offer conditions have not been satisfied or waived (to the extent waivable by Parent and Purchaser) and (ii) three business days have elapsed since the Proxy Statement Clearance Date, then Purchaser may irrevocably and unconditionally terminate the Offer or, from and after the close of business on July 14, 2011, CPK may cause Purchaser to irrevocably and unconditionally terminate the Offer at the then-scheduled Expiration Date. If the Offer is terminated as described in the foregoing sentence, CPK will proceed with and take all actions necessary to hold the stockholders’ meeting to adopt the Merger Agreement in accordance with the terms of the Merger Agreement.

Recommendation

CPK has represented in the Merger Agreement that the CPK Board has, at a meeting duly called and held, unanimously (i) authorized and approved the execution, delivery and performance of the Merger Agreement, the Support Agreements and the transactions contemplated thereby, (ii) approved and declared advisable the Merger Agreement, the Support Agreements, the Offer, the Merger and the other transactions contemplated thereby, (iii) declared that the terms of the Merger Agreement, the Support Agreements and the transactions contemplated thereby, including the Merger, the Offer and the other transactions contemplated thereby, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the stockholders of CPK, (iv) directed that the adoption of the Merger Agreement be submitted to a vote at a meeting of the stockholders of CPK unless the adoption of the Merger Agreement by CPK’s stockholders is not required by applicable law, (v) recommended that the stockholders of CPK accept the Offer and tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement, (vi) irrevocably approved for all purposes each of Parent, Purchaser and their respective affiliates solely with respect to the Merger Agreement, the Support Agreements and the transactions contemplated thereby (including the Offer, the Top-Up and the Merger) to exempt such persons, agreements and transactions from, and to elect for CPK, Parent, Purchaser and their respective affiliates not to be subject to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws of any jurisdiction that may purport to be applicable to CPK, Parent, Purchaser, or any their respective affiliates or the Merger Agreement, the Support Agreements or the transactions contemplated thereby and (vii) authorized and approved the Top-Up and the issuance of Shares under the Top-Up. We refer to the recommendation in clause (v) above as the “Recommendation.”

CPK’s Board of Directors

Pursuant to the Merger Agreement, effective upon the initial acceptance for payment by Purchaser of Shares pursuant to the Offer (the “Acceptance Time”), Parent is entitled to designate a number of directors, rounded up to the next whole number, subject to compliance with applicable law, to the CPK Board that is equal to the total number of directors on the CPK Board (giving effect to the increase described in this sentence) multiplied by the percentage that the number of Shares beneficially owned by Parent and/or Purchaser (including Shares accepted for payment pursuant to the Offer) bears to the total number of Shares then outstanding, and CPK will cause Parent’s designees to be elected or appointed to the CPK Board, including by increasing the number of directors, subject to CPK’s certificate of incorporation and bylaws, and seeking and accepting resignations from incumbent directors. At such time, CPK will also cause individuals designated by Parent to constitute the proportional number of members, rounded up to the next whole number, on each committee of the CPK Board, to the fullest extent permitted by applicable law and the rules of Nasdaq.

Top-Up

Pursuant to the Merger Agreement, CPK granted to Purchaser an irrevocable right to purchase up to a number of additional Shares at a price per share equal to the Offer Price that, when added to the number of Shares owned directly or indirectly by Parent and Purchaser at the time of such exercise, will constitute one share more than 91% (determined on a fully diluted basis) of the Shares then outstanding (after giving effect to the Top-Up). The Top-Up is intended to expedite the timing of the completion of the Merger by permitting the Merger to occur pursuant to Delaware’s short-form merger statute. Purchaser is required to exercise the Top-Up if Purchaser does not own a number of Shares which, when added to (i) Shares owned by Parent and its affiliates and (ii) the shares of restricted stock and Shares underlying Options that are immediately available to be acquired by Purchaser pursuant to the Support Agreements immediately after the Acceptance Time, represents at least 90% of the outstanding Shares immediately after it accepts for purchase all of the shares validly tendered and not withdrawn. Simultaneously with the consummation of the Offer, Purchaser shall pay to CPK the purchase price owed by Purchaser to CPK to purchase that number of newly issued, fully paid and nonassessable Shares required to effect the Top-Up, at Purchaser’s option, (i) in cash, by wire transfer of same-day funds, or (ii) by (x) paying in cash, by wire transfer of same-day funds, an amount equal to not less than the aggregate par value of the such newly issued shares of CPK common stock and (y) executing and delivering to CPK a promissory note, with such terms as specified in the Merger Agreement, having a principal amount equal to the aggregate purchase price pursuant to the Top-Up less the amount paid in cash.

If, following the closing of the Offer, Parent and its affiliates own at least own 90% of the outstanding Shares, Parent, Purchaser and CPK shall take all necessary and appropriate action to consummate the Merger as a short-form merger as soon as practicable without a meeting of stockholders of CPK in accordance with the DGCL.

The Merger

The Merger Agreement provides that, following completion of the Offer, if applicable, and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time:

•	Purchaser will be merged with and into CPK and, as a result of the Merger, the separate corporate existence of Purchaser will cease;

•	CPK will be the surviving corporation in the Merger and will become a wholly-owned subsidiary of Parent; and

•

All of the properties, rights, privileges, powers and franchises of CPK and Purchaser will vest in the surviving corporation, and all of the claims, obligations, liabilities, debts and duties of CPK and Purchaser shall become the claims, obligations, liabilities, debts and duties of the surviving corporation.

In the event that the Minimum Tender Condition is not met, and in certain other circumstances, the parties have agreed to complete the Merger without the prior completion of the Offer, after the receipt of the Stockholder Approval (as defined below).

Certificate of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation. At the Effective Time, CPK’s certificate of incorporation and bylaws as in effect immediately prior to the Effective Time will be amended so as to read in their entirety as set forth in the applicable exhibits to the Merger Agreement, and as so amended, will be the certificate of incorporation and bylaws of the surviving corporation. The directors of Purchaser will become the directors of the surviving corporation and the officers of Purchaser will become the officers of the surviving corporation.

Merger Closing Conditions. The obligations of Parent and Purchaser, on the one hand, and CPK, on the other hand, to complete the Merger are each subject to the satisfaction or (to the extent permitted by applicable law) the waiver of the following conditions:

•

the affirmative vote of holders of a majority of Shares entitled to vote at a stockholders’ meeting to adopt the Merger Agreement (the “Stockholder Approval”) shall have been obtained, if required by applicable law;

•

unless the Offer has closed, the waiting period applicable to the consummation of the Merger and, unless the Offer Termination (as defined below) shall have occurred, the Offer under the HSR Act shall have expired or early termination thereof shall have been granted;

•

no temporary restraining order, preliminary or permanent injunction, law or other judgment issued by any court of competent jurisdiction shall remain in effect enjoining or otherwise preventing or prohibiting the consummation of the Merger; and

•	Purchaser shall have accepted for payment the Shares validly tendered and not validly withdrawn pursuant to the Offer, unless the Offer Termination shall have occurred.

Solely if the Offer Termination shall have occurred or the Offer closing shall not have occurred, the obligations of Parent and Purchaser, on the one hand, and CPK, on the other hand, to complete the Merger shall be subject to the satisfaction or (to the extent permitted by applicable law) the waiver of certain additional conditions, as described in the Merger Agreement.

Merger Consideration. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than Shares owned by Parent or Purchaser immediately prior to the Effective Time, or Shares owned by any stockholder of CPK who is entitled to and properly exercises appraisal rights under Delaware law, will automatically be converted into the right to receive the Offer Price in cash, without interest and less any applicable withholding taxes. All Shares converted into the right to receive the Offer Price shall automatically be canceled and cease to exist.

Payment for CPK Shares. Before the Merger, Parent will designate a bank or trust company reasonably acceptable to CPK to make payment of the Merger Consideration (which we refer to as the “Paying Agent”). At or prior to the Effective Time, Parent shall cause to be deposited, in trust with the Paying Agent, cash in an amount sufficient to pay the aggregate Merger Consideration to the stockholders.

As promptly as reasonably practicable after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of Share Certificates a letter of transmittal and instructions for use in effecting the surrender of Share Certificates in exchange for the Merger Consideration. The Paying Agent will pay the Merger Consideration to the stockholders upon receipt of (1) surrendered certificates representing the Shares and (2) a signed letter of transmittal and any other items specified by the Paying Agent. Interest will not be paid or accrue in respect of the Merger Consideration. The surviving corporation will reduce the amount of any Merger Consideration paid to the stockholders by any applicable withholding taxes.

If any cash deposited with the Paying Agent is not claimed within 12 months following the Effective Time, such cash will be returned to Parent, upon demand, and any holders of Share Certificates who have not theretofore complied with Share Certificate exchange procedures in the Merger Agreement shall thereafter look only to Parent for, and Parent shall remain liable for, payment of their claims for the Merger Consideration and any dividends declared in accordance with the restrictions in the Merger Agreement with a record date prior to the Effective Time that remain unpaid at the Effective Time and that are due to any such holder.

The transmittal instructions will include instructions if the stockholder has lost the Share Certificate or if it has been stolen or destroyed. The stockholder will have to provide an affidavit to that fact and, if required by the Paying Agent or Parent, post a bond in an amount that Parent or the Paying Agent reasonably directs as indemnity against any claim that may be made against it in respect of the Share Certificate.

Treatment of CPK Equity Awards. At the Acceleration Time, each outstanding, unexpired and unexercised Option will vest and become exercisable. To the extent not exercised prior to the Acceleration Time, then upon the Effective Time, each Option will be deemed to be exercised and canceled, with each former holder of any such cancelled Option becoming entitled to receive, at the Effective Time or as soon as practicable thereafter, in consideration of the deemed exercise and cancellation of such Option, an amount in cash, without interest and less any applicable withholding taxes, equal to (i) the excess, if any, of (A) the Offer Price over (B) the exercise price per Share subject to such Option multiplied by (ii) the total number of Shares subject to such Option. Each holder of an unvested award of restricted stock will have the right to tender such restricted stock into the Offer, subject to and contingent upon the occurrence of the acceptance for purchase of Shares tendered pursuant to the Offer. At the Acceleration Time, each share of restricted stock will become fully vested, and the restrictions thereon will lapse and, to the extent not withheld by CPK to satisfy tax withholding obligations, CPK will deliver Shares in settlement thereof or, if such restricted stock is tendered into the Offer, will be treated as a Share properly tendered into the Offer.

Representations and Warranties

The Merger Agreement contains representations and warranties of CPK, Parent and Purchaser.

Some of the representations and warranties in the Merger Agreement made by CPK are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, “Material Adverse Effect” means any change, circumstance, effect, event or occurrence that individually or in the aggregate with all other changes, circumstances, effects, events or occurrences, (a) has had or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of CPK and its subsidiaries, taken as a whole or (b) prevents or materially impedes, hinders or delays the consummation by CPK of the Offer, Merger or any of the other transactions contemplated by the Merger Agreement on a timely basis. For the purposes of clause (a) above, no change, circumstance, effect, event or occurrence directly arising out of or directly resulting from any of the following shall either alone or in combination constitute, or be taken into account in determining whether there has been, or is reasonably expected to be, a “Material Adverse Effect”:

•

general economic, credit, capital or financial markets or political or social conditions in the United States or elsewhere in the world, including with respect to interest rates or currency exchange rates;

•	any outbreak or escalation of hostilities, acts of war (whether or not declared), sabotage or terrorism;

•	any hurricane, tornado, flood, volcano, earthquake or other natural or man-made disaster occurring after the date of the Merger Agreement;

•

any change in applicable law or GAAP (or authoritative interpretation or enforcement thereof) and other applicable accounting rules (including the accounting rules and regulations of the SEC) which is proposed, approved or enacted on or after the date of the Merger Agreement;

•	general conditions in the industries in which CPK and its subsidiaries primarily operate;

•

the failure, in and of itself, of CPK to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of the Merger Agreement, or changes after the date of the Merger Agreement in the market price or trading volume of the Shares or the credit rating of CPK (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect);

•	the announcement and pendency of the Merger Agreement and the transactions contemplated thereby;

•	any action taken by CPK or its subsidiaries at Parent’s written request or otherwise required by the Merger Agreement;

•	non-cash compensation expense to the extent resulting from modifications to the terms of outstanding Options to permit net share (i.e., “cashless”) settlement thereof; or

•	the identity of, or any facts or circumstances relating to Parent, Purchaser or their respective affiliates;

except in the cases of the first five bullets above, to the extent that CPK and its subsidiaries, taken as a whole, are disproportionately affected by such item as compared with other participants in the industries in which CPK and its subsidiaries primarily operate (in which case solely the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect).

In the Merger Agreement, CPK has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to CPK and its subsidiaries, such as organization, standing and corporate power;

•	its capitalization;

•	authority and the Recommendation;

•	non-contravention;

•	permits and liquor licenses;

•	compliance with laws;

•	public SEC filings and financial statements;

•	disclosure documents;

•	the absence of undisclosed liabilities;

•	the absence of certain changes or events;

•	employee benefit matters;

•	labor and employment matters;

•	material contracts;

•	litigation matters;

•	environmental matters;

•	intellectual property;

•	real property and personal property;

•	tax matters;

•	insurance;

•	franchise matters;

•	quality and safety of food and beverage products;

•	affiliate transactions;

•	certain business practices;

•	the vote required for the adoption of the Merger Agreement and the approval of the Merger and the transactions contemplated by the Merger Agreement;

•	the inapplicability of state takeover statutes or regulations to the Offer or the Merger;

•	opinions of financial advisors with respect to the fairness of the Offer Price; and

•	finders’ and brokers’ fees and expenses.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to CPK with respect to, among other things:

•	corporate matters related to Parent and Purchaser, such as organization, standing and corporate power;

•	authority;

•	non-contravention;

•	financing;

•	the Limited Guarantee;

•	absence of litigation;

•	information supplied;

•	operation and ownership of Purchaser;

•	finders’ and brokers’ fees and expenses;

•	no ownership of Shares; and

•	solvency.

None of the representations and warranties contained in the Merger Agreement survives the consummation of the Merger.

Conduct of Business of CPK

The Merger Agreement provides that, except (i) as may be otherwise required by applicable law, (ii) with the prior written consent of Parent (not to be unreasonably withheld or delayed), (iii) as expressly contemplated, required or permitted by the Merger Agreement or (iv) as previously disclosed to Parent in connection with the Merger Agreement, after the date of the Merger Agreement, and prior to the Effective Time:

•	CPK shall, and shall cause each of its subsidiaries to, conduct its business in the ordinary course of business consistent with past practice;

•

use commercially reasonable efforts to preserve substantially intact its current business organization and to preserve its relationships with each of the franchisees, customers, key employees, suppliers, licensors, licensees, distributors, wholesalers, lessors and others with whom CPK and its subsidiaries has material business dealings, consistent with past practice; and

•	comply with applicable law consistent with past practice.

In addition, during the same period except as previously disclosed to Parent in connection with the Merger Agreement, as expressly contemplated, permitted or required by the Merger Agreement, required by law or consented to in writing by Parent (such consent not to be unreasonably withheld or delayed, except for certain matters for which consent shall be in Parent’s sole discretion), CPK shall not, and shall not permit any of its subsidiaries to, take certain actions with respect to the following, subject to the thresholds and exceptions specified in the Merger Agreement:

•	amending the organizational documents of CPK or of a subsidiary of CPK;

•	issuing Shares or other equity interests or any rights, warrants or options to acquire, any Shares or equity interests;

•	selling, pledging, disposing of, abandoning or transferring property, rights or assets;

•	making dividends or distributions;

•	effecting reclassifications, combinations or splits of capital stock and other equity interests;

•	repurchasing or redeeming shares of capital stock or other equity interests;

•	acquiring (including by merger or consolidation) equity interests in or material assets of any business, or making loans or investments in any business;

•	redeeming, repurchasing, prepaying or incurring indebtedness for borrowed money;

•	granting any liens;

•	terminating or materially amending or modifying certain agreements or entrance into any contract that would have been required to be disclosed in connection with the execution of the Merger Agreement;

•	changing financial accounting principles;

•	effecting increases in compensation and fringe benefits or adopt or amend any benefits plans;

•	adoption or entry into a liquidation or restructuring plan;

•	making capital expenditures;

•	entering into any new line of business;

•	effecting compromises, settlements or agreements to settle any pending or threatened suit or claim;

•	making material tax elections, settling or compromising material tax liabilities, changing accounting periods for tax purposes or changing or adopting any accounting method for tax purposes;

•	failing to maintain in full force and effect material insurance policies

•	implementing material reductions in force, lay-offs, early retirement programs, new severance programs or policies concerning employees of CPK or any of its subsidiaries;

•	amending or modifying the terms of the letter of engagement of CPK’s financial advisor or engaging any other financial advisor;

•	amending or modifying or terminating any lease or entering into any new lease; or

•	authorizing of any of, or committing or agreeing to take any of, the foregoing actions.

No Solicitation

From the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement and the Effective Time, CPK agreed that it will not and will cause its subsidiaries and their respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors’ agents or representatives, whom we refer to collectively as “representatives,” not to:

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initiate, solicit, propose, knowingly encourage (including by providing information) or knowingly facilitate the making of any proposals or offers that constitute, or could reasonably be expected to lead to, an Acquisition Proposal (as defined below);

•

engage in, continue or participate in any discussions or negotiations regarding, or provide information or data concerning the Company or any of its subsidiaries to any person in connection with or for the purpose of facilitating, any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or provide or waive restrictions on the use of any information or data concerning CPK or any of its subsidiaries to any person pursuant to any commercial arrangement, joint venture or other existing agreement or arrangement with the intention to facilitate an Acquisition Proposal;

•

grant any waiver, amendment or release under any standstill agreement or “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or other antitakeover laws for the purpose of allowing any person to make an Acquisition Proposal;

•

approve, endorse, recommend, execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement (other than certain acceptable confidentiality agreements) relating to any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or

•	resolve or agree to do any of the foregoing.

CPK also agreed to (and agreed to cause its subsidiaries and representatives to) immediately cease all existing discussions or negotiations with any person with respect to any Acquisition Proposal.

Notwithstanding the restrictions described above, at any time before the Acceptance Time (or, if the Offer is terminated, at any time prior to obtaining Stockholder Approval), CPK (and its subsidiaries and representatives) may (i) provide information in response to a request therefor to any third party that has made an unsolicited bona fide Acquisition Proposal, (ii) engage or participate in discussions or negotiations with any third party regarding such Acquisition Proposal or (iii) grant a limited waiver, amendment or release under any standstill agreement for the sole purpose of allowing a person to make a private and confidential unsolicited written Acquisition Proposal to the CPK Board (or resolve to do any of the foregoing), if, prior to taking any of the foregoing actions:

•

the CPK Board (or any authorized committee thereof) determines in good faith, based on information then available and after consultation with CPK’s financial advisor and outside legal counsel, that the Acquisition Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal (as defined below);

•	after consultation with its outside legal counsel, the CPK Board determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable law; and

•

prior to providing any information to a third party making an Acquisition Proposal as described above, CPK has received from such third party a customary confidentiality and standstill agreement on terms that are no less favorable to CPK in any substantive respect than those in the confidentiality agreement between CPK and Golden Gate Private Equity, Inc. (an affiliate of Parent and Purchaser).

CPK is also required to promptly make available to Parent any information concerning CPK that is provided to any third party making an Acquisition Proposal if the information has not previously been made available to Parent.

In addition, CPK has agreed that, promptly, and in any event within one business day of CPK’s knowledge of any such event, CPK will notify Parent of (i) any proposals or offers with respect to an Acquisition Proposal that are received, (ii) in connection with any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, any request for non-public information relating to CPK or its subsidiaries, or (iii) any inquiry or request for discussion or negotiation regarding the submission of an Acquisition Proposal. Such notification will include the identity of the third party making the Acquisition Proposal and the material terms and conditions of any such Acquisition Proposal. CPK has agreed to provide Parent with copies of all draft agreements and any other written material to the extent such material contains any financial terms, conditions or other material terms relating to any Acquisition Proposal. CPK is required to keep Parent reasonably informed on a prompt basis of any material developments or modifications to the terms of the Acquisition Proposal and status of such material discussions and negotiations.

The CPK Board’s Recommendation. Subject to the provisions described below, the CPK Board agreed to recommend that the holders of Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required, adopt the Merger Agreement. The CPK Board also agreed to include the Recommendation in the Schedule 14D-9 and to permit Parent to include the Recommendation in this Offer to Purchase and the other documents related to the Offer. The Merger Agreement provides that the CPK Board will not effect an “Adverse Recommendation Change” (as defined below) except as described below.

Neither the CPK Board nor any committee thereof shall (i) withhold, withdraw, qualify or modify the Recommendation in a manner adverse to Parent or Purchaser, or publicly propose to do so, (ii) adopt, approve or recommend any Acquisition Proposal or publicly propose to do so, (iii) fail to publicly reaffirm the Recommendation within five business days after Parent’s request (provided that, other than in connection with a competing Acquisition Proposal, Parent may only make two such requests), (iv) fail to publicly recommend against any Acquisition Proposal within ten business days after Parent so requests, (v) fail to recommend against any Acquisition Proposal subject to Regulation 14D under the Exchange Act within ten business days after the commencement of such Acquisition Proposal, (vi) fail to include the Recommendation in the documents related to the Offer, or (vii) enter into any letter of intent, memorandum of understanding or similar document or contract relating to any Acquisition Proposal (any action described in clauses (i) through (vii), an “Adverse Recommendation Change”). In addition, neither the CPK Board nor any committee thereof shall cause or permit CPK or any of its subsidiaries to enter into any acquisition agreement, merger agreement or similar definitive contract relating to any Acquisition Proposal.

Notwithstanding the foregoing, at any time before the Acceptance Time (or, if the Offer is terminated, at any time prior to obtaining Stockholder Approval), the CPK Board may effect an Adverse Recommendation Change or CPK may terminate the Merger Agreement to enter into an acquisition agreement, merger agreement or similar definitive contract relating to a Superior Proposal if and only if:

•	CPK has received a bona fide written Acquisition Proposal that has not been withdrawn that the CPK Board concludes in good faith constitutes a Superior Proposal (as described below);

•	CPK shall have complied with all of its obligations under the no solicitation covenant in the Merger Agreement with respect to such Superior Proposal;

•

the CPK Board (or any authorized committee thereof) determines in good faith, after consultation with CPK’s financial advisor and outside legal counsel, that failure to do so would be inconsistent with its fiduciary obligations under applicable laws;

•

CPK shall have provided prior written notice to Parent at least five business days in advance that the CPK Board has determined to effect an Adverse Recommendation Change and/or terminate the Merger Agreement to enter into a definitive contract relating to a Superior Proposal (a “Notice of Adverse Recommendation”), including the material terms of any Superior Proposal that is the basis of the proposed action by the CPK Board;

•

during the five business day period following delivery of the Notice of Adverse Recommendation to Parent (the “Notice Period”), CPK shall, and shall cause its financial and legal advisors to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make adjustments in the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal; and

•

In the case that CPK has determined to enter into an acquisition agreement, merger agreement or similar definitive contract relating to a Superior Proposal, CPK shall concurrently terminate the Merger Agreement in accordance with its terms, including the payment of a termination fee as described below.

If during the Notice Period any material revisions are made to the Acquisition Proposal that the CPK Board determines to be a Superior Proposal, CPK will deliver a new Notice of Adverse Recommendation to Parent and will comply with the foregoing requirements with respect to such new Notice of Adverse Recommendation (provided that the Notice Period with respect to any new Notice of Adverse Recommendation will be reduced from five business days to three business days).

The CPK Board may also (i) withhold, withdraw, qualify or modify the Recommendation in a manner adverse to Parent or Purchaser, or publicly propose to do so, (ii) fail to publicly reaffirm the Recommendation within five business days after Parent’s request (provided that, other than in connection with a competing Acquisition Proposal, Parent may only make two such requests) or (iii) fail to include the Recommendation in the documents related to the Offer (any action described in clauses (i) through (iii), an “Intervening Event Change of Recommendation”) in response to an Intervening Event (as defined below) if the CPK Board has determined in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with the CPK Board’s fiduciary duties under applicable laws. The CPK Board may only effect an Intervening Event Change of Recommendation if, prior to taking any such action, CPK (i) delivers written notice to Parent for at least the Notice Period advising Parent that the CPK Board has determined to effect an Intervening Event Change of Recommendation (which notice shall specify the Intervening Event in reasonable detail), (ii) negotiates during the Notice Period with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms of the Merger Agreement in such a manner that the Intervening Event no longer necessitates an Intervening Event Change of Recommendation, and at or following the Notice Period, the CPK Board determines in good faith after consultation with its outside legal counsel that such Intervening Event continues to necessitate an Intervening Event Change of Recommendation.

The Merger Agreement does not prohibit CPK or the CPK Board from (i) taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act, provided that any such disclosure (other than a “stop-look-and-listen communication” or similar communication contemplated by Rule 14d-9(f) under the Exchange Act) will be deemed an Adverse Recommendation Change unless the CPK Board expressly publicly reaffirms the Recommendation within five business days following any request by Parent, or (ii) making any “stop-look-and-listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

For purposes of this Offer to Purchase and the Merger Agreement:

•

“Acquisition Proposal” means any proposal or offer from any third party relating to (i) the acquisition of 15% or more of the equity interests in CPK or any of its subsidiaries (by vote or by value), (ii) any merger, consolidation, business combination, reorganization, share exchange or similar transaction involving CPK or any of its subsidiaries, (iii) any sale of assets, license, joint venture, liquidation, dissolution, disposition, merger, consolidation or other transaction which would, directly or indirectly, result in any third party acquiring or licensing assets (including equity interests of any subsidiary or affiliate of CPK) representing, directly or indirectly, 15% or more of the net revenues, net income or assets (in the case of assets, determined by reference to book value or fair market value) of CPK and its subsidiaries, taken as a whole, (iv) any tender offer or exchange offer, as such terms are defined under the Exchange Act, or other transaction that, if consummated, would result in any third party beneficially owning 15% or more of the outstanding equity interests in CPK (by vote or by value) or (v) any combination of the foregoing.

•

“Superior Proposal” means a bona fide written Acquisition Proposal (with all of the percentages included in the definition of Acquisition Proposal increased to 51%) not arising out of or relating to any violation of the no solicitation covenant, which the CPK Board determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into consideration, among other things, all of the terms, conditions and legal, financial, regulatory and other aspects of such Acquisition Proposal and the Merger Agreement (in each case taking into account any revisions to the Merger Agreement made or proposed in writing by Parent), including financing, regulatory approvals, equityholder litigation, identity of the person or group making the Acquisition Proposal, breakup fee and expense reimbursement provisions and other events or circumstances whether or not beyond the control of the party seeking to assert that an Acquisition Proposal constitutes a Superior Proposal, (i) is reasonably likely to be consummated in accordance with its terms and (ii) would result in a transaction that is more favorable to the holders of Shares from a financial point of view than the Offer or the Merger and the other transactions contemplated the Merger Agreement (after taking into account the expected timing and risk and likelihood of consummation).

•

“Intervening Event” means any material event or development or material change in circumstances with respect to CPK that (i) is materially and disproportionately more favorable to the recurring financial condition and results of operations of CPK and its subsidiaries, taken as a whole, relative to other businesses operating in the same industry, (ii) was neither known to the CPK Board nor reasonably foreseeable as of or prior to the date of the Merger Agreement nor actually known by the Chief Executive Officer or Chief Financial Officer of CPK nor reasonably foreseeable as of or prior to the date of the Merger Agreement, and (iii) does not relate to (A) any Acquisition Proposal, (B) any events, changes or circumstances relating to Parent or its affiliates, (C) clearance of the Offer and the Merger under the HSR Act or (D) the mere fact that CPK meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date of the Merger Agreement, or changes after the date of the Merger Agreement in the market price or trading volume of the Shares or the credit rating of CPK.

Financing Efforts

Each of Parent and Purchaser shall use its reasonable best efforts to obtain the Financing on the terms and conditions set forth in the Financing Commitments (or on terms no less favorable to Parent and Purchaser with respect to the conditionality and amount thereof), including using commercially reasonable efforts to seek to enforce its rights under the Debt Commitment Letter in the event of a material breach thereof by the Financing sources thereunder, and shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Equity Commitment Letter or the Debt Commitment Letter, if such amendment, modification or waiver (i) reduces the aggregate amount of the Financing (including by changing the amount of fees to be paid or original issue discount), (ii) amends the conditions precedent to the Debt Financing in a manner that would reasonably be expected to delay or prevent the date of the closing of the Offer or the Merger or make the funding of the Debt Financing less likely to occur, (iii) adversely impacts the ability of any party to the Merger Agreement to enforce or cause the enforcement of the rights of Parent or Purchaser under any of the Debt Commitment Letter or the definitive agreements relating thereto or (iv) imposes additional material obligations on CPK, its subsidiaries or affiliates of CPK prior to the earlier of the closing date of the Offer and the Merger.

CPK has agreed to, and to use its reasonable best efforts to cause its representatives to, provide such cooperation as Parent may reasonably request and that is customary in connection with the arrangement of debt and equity financings in acquisition transactions.

Obligations with Respect to the Proxy Statement

The Merger Agreement provides that, on or before June 15, 2011, CPK will prepare and file with the SEC in preliminary form a Proxy Statement relating to the Stockholders’ Meeting, which shall include the Recommendation (except in the event of an Adverse Recommendation Change or Intervening Event Change of Recommendation) with respect to the Merger, the Fairness Opinion and a copy of Section 262 of the DGCL. If the adoption of the Merger Agreement by CPK’s stockholders is required by applicable law, then CPK shall have the right at any time after the latest of (i) the initial expiration date of the Offer, (ii) three business days after the Proxy Statement Clearance Date and (iii) July 14, 2011, to (and Parent and Purchaser shall have the right, at any time beginning three business days after the Proxy Statement Clearance Date, to request in writing that CPK, and upon receipt of such written request, CPK shall, as promptly as practicable and in any event within ten business days), (x) establish a record date for and give notice of the Stockholders’ Meeting, and (y) mail a Proxy Statement to the holders of Shares as of the record date established for the Stockholders’ Meeting.

Efforts to Close the Transaction

In the Merger Agreement, each of CPK, Parent and Purchaser agreed to use its reasonable best efforts to take all actions necessary, proper or advisable under applicable law to consummate, as promptly as reasonably practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including making all necessary filings, notices, and other documents necessary to consummate the Offer, the Merger and other transactions contemplated by the Merger Agreement.

Takeover Statute

If any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws becomes applicable to CPK, Parent or Purchaser, the Merger Agreement, the Support Agreements, the Offer, the Merger, the Top-Up, including the acquisition of Shares pursuant thereto, or the other transactions contemplated by the Merger Agreement, CPK and the CPK Board shall take such actions as are necessary to eliminate if possible, and otherwise to minimize, the effects of such statute or regulation on the Merger Agreement, the Support Agreements, the Offer, the Merger, the Top-Up and the other transactions contemplated thereby.

Indemnification, Exculpation and Insurance

Parent and Purchaser agreed that all rights to indemnification, and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time, and rights to advancement of expenses relating thereto, now existing in favor of the current or former directors or officers of CPK and of its subsidiaries or any of their respective predecessors as provided in the applicable certificates of incorporation or bylaws or other organizational documents or in any indemnification agreement will survive the Merger and will continue in full force and effect and will not be, for a period of six years from the Effective Time, modified in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors or officers of CPK or any of its subsidiaries or any of their respective predecessors.

In addition, the Surviving Corporation will indemnify and hold harmless each current and former director or officer of CPK or any of its subsidiaries against any losses, claims, damages, liabilities, costs, expenses, judgments, fines and amounts paid in settlement of or in connection with any threatened or actual claim, suit, action proceeding or investigation based in whole or in part on, or arising in whole or in part out of, the fact that such director or officer is or was a director or officer of CPK or any of its subsidiaries or any of their respective predecessors.

For a period of six years after the Effective Time, Parent shall maintain in effect the current or substitute policies of officers’ and directors’ liability insurance maintained by CPK and its subsidiaries on terms and coverage amounts no less favorable in the aggregate than the terms of such policies in effect on the date of the Merger Agreement; provided that neither Parent nor the Surviving Corporation shall be required to expend annually in excess of 300% of the annual premium paid by CPK in its last full fiscal year for such insurance coverage, but in such case shall purchase the greatest amount of coverage available for such amount. Alternatively, CPK shall be entitled to purchase, at or prior to the Effective Time, a “tail policy” on terms and conditions providing coverage and amounts at least as favorable as the current policies of directors’ and officers’ liability insurance maintained by CPK on the date of the Merger Agreement subject to the maximum premium listed in the immediate preceding sentence.

Stockholder Litigation

Each of CPK, Parent and Purchaser shall keep the other parties reasonably informed regarding litigation relating to the Merger Agreement, the Offer, the Merger or the transactions contemplated thereby. CPK agreed to promptly advise Parent orally and in writing and cooperate fully with Parent in connection with, and to consult with and permit Parent to participate in, the defense, negotiations or settlement of litigation relating to the Merger

Agreement, the Offer, the Merger or the transactions contemplated thereby and CPK will give consideration to Parent’s advice with respect to such litigation. CPK will not compromise, settle, or come to a settlement arrangement regarding any such litigation without Parent’s consent, which shall not be unreasonably withheld or delayed.

Other Covenants

The Merger Agreement contains other customary covenants, including, but not limited to, covenants relating to public announcements and access and confidentiality.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Stockholder Approval:

•	by mutual written consent of Parent and CPK;

•	by either Parent or CPK:

•

if the Merger shall not have been consummated on or before November 24, 2011; provided that the right to terminate the Merger Agreement on such date shall not be available to Parent or CPK if (x) the Offer Closing shall have occurred or (y) the failure of Parent or CPK, as applicable, to perform any of its obligations under the Merger Agreement has been a principal cause of the failure of the Merger to be consummated on or before such date;

•

if any temporary restraining order, preliminary or permanent injunction, law or other judgment issued by any court of competent jurisdiction is in effect enjoining or otherwise prohibiting the consummation of the Merger and such temporary restraining order, preliminary or permanent injunction, law or other judgment becomes final and non-appealable; provided that the right to terminate in this circumstance shall not be available to Parent or CPK unless Parent or CPK, as applicable, shall have complied with its obligations under the Merger Agreement to prevent, oppose or remove such temporary restraining order, preliminary or permanent injunction, law or other judgment; or

•

the Stockholder Approval, if required by applicable law, shall not have been obtained at the duly convened stockholders’ meeting or at any adjournment or postponement thereof, or if there are holders of an insufficient number of Shares present or represented by proxy at such meeting to constitute a quorum necessary to conduct business at such meeting and at such meeting there is no approval of the adjournment thereof to a later date.

•

by Parent, if there is any breach of or inaccuracy in any of CPK’s representations or warranties set forth in the Merger Agreement or CPK has failed to perform any of its covenants or agreements set forth in the Merger Agreement, which inaccuracy, breach or failure to perform (i) would give rise to (x) if the Offer Termination shall have occurred, the failure of a condition to the Merger regarding the accuracy of CPK’s representations and warranties or CPK’s compliance with its covenants or agreements or (y) if the Offer Termination shall not have occurred, the failure of a condition to the Offer regarding the accuracy of CPK’s representations and warranties or CPK’s compliance with its covenants or agreements, and (ii) (A) is not capable of being cured prior to November 24, 2011 or (B) is not cured within fifteen calendar days following Parent’s delivery of written notice to CPK of such breach; provided that Parent shall not have the right to terminate the Merger Agreement in this circumstance if (x) Parent or Purchaser is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement such that CPK has the right to terminate the Merger Agreement as described in the immediately following bullet or (y) the Offer Closing shall have occurred;

•

by CPK, if there is any breach of or inaccuracy in any of Parent’s or Purchaser’s representations or warranties set forth in the Merger Agreement or Parent or Purchaser has failed to perform any of its covenants or agreements set forth in the Merger Agreement, which inaccuracy, breach or failure to perform (i) would (x) give rise to the failure of a condition to the Merger regarding the accuracy of Parent’s or Purchaser’s representations and warranties or Parent’s or Purchaser’s compliance with its covenants or agreements or, (y) reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect, and (ii) (A) is not capable of being cured prior to November 24, 2011 or (B) is not cured within fifteen calendar days following CPK’s delivery of written notice to Parent of such breach; provided that CPK shall not have the right to terminate the Merger Agreement in this circumstance if (x) CPK is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement such that Parent has the right to terminate the Merger Agreement as described in the immediately preceding bullet or (y) the Offer Closing shall have occurred;

•

by Parent, in the event that any of the following shall have occurred: (i) the CPK Board (or any authorized committee thereof) has effected an Adverse Recommendation Change or an Intervening Event Change of Recommendation, (ii) CPK failed to include in the Proxy Statement or the Schedule 14D-9, in each case, when mailed, the Recommendation, (iii) if, following the disclosure or announcement of an Acquisition Proposal (other than a tender or exchange offer described in clause (iv) below), the CPK Board shall have failed to reaffirm publicly the Recommendation within five business days after Parent requests in writing that such recommendation under such circumstances be reaffirmed publicly, (iv) a tender or exchange offer relating to securities of CPK shall have been commenced and CPK shall not have announced, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that CPK recommends rejection of such tender or exchange offer or (v) a material breach of the no solicitation covenant (we refer to any of the foregoing actions as a “Triggering Event”); provided that Parent shall not have the right to terminate the Merger Agreement in this circumstance if (x) the Offer Closing shall have occurred or (y) if required by applicable law, the approval of the Merger by the stockholders of CPK shall have been obtained;

•

by CPK, in order to accept a Superior Proposal and enter into an acquisition agreement, merger agreement or similar definitive contract providing for such Superior Proposal immediately following or concurrently with such termination; provided, however, that payment by CPK of the termination fee described below shall be a condition to the termination of the Merger Agreement by CPK in this circumstance;

•

by CPK, if (i) (A) all the conditions of the Offer shall have been satisfied or waived as of the expiration of the Offer, and (B) Parent shall have failed to consummate the Offer promptly thereafter in accordance with the Merger Agreement, or (ii) (A) all the conditions of the Offer (other than the Financing Proceeds Condition) shall have been satisfied or waived as of the expiration of the Offer, and (B) Parent shall have failed to consummate the Offer in accordance with the Merger Agreement, in the case of both clause (i) and (ii), CPK shall have given Parent written notice at least four business days prior to such termination stating CPK’s intention to terminate the Merger Agreement in this circumstance and the basis for such termination; provided, however, that the termination right set forth in clause (ii) shall only be available from and after the close of business on July 14, 2011; or

•

by CPK, if (i) all the conditions that are applicable to each party’s obligation to consummate the Merger (other than the purchase of the Shares in the Offer to the extent the Offer Termination has occurred) and the conditions to the obligations of Parent and Purchaser to consummate the Merger have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the closing of the Merger, each of which is capable of being satisfied at the closing of the Merger), (ii) Parent shall have failed to consummate the Merger by the time required under the Merger Agreement, (iii) CPK has notified Parent in writing that it stands and will stand ready, willing and able to consummate the Merger at such time, and (iv) CPK shall have given Parent written notice at least four business days prior to such termination stating CPK’s intention to terminate the Merger Agreement in this circumstance and the basis for such termination.

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become null and void and, subject to certain designated provisions of the Merger Agreement which survive, including the termination, confidentiality, cooperation, specific performance, remedies, and limitation on liability provisions, among others, there will be no liability on the part of Parent, Purchaser or CPK. No party is relieved of any liability for any willful and material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement prior to such termination.

Termination Fees

•	CPK has agreed to pay Parent or a person designated by Parent a termination fee of $18 million as follows:

•

if the Merger Agreement is terminated by CPK in order for CPK to accept a Superior Proposal and enter into an acquisition agreement, merger agreement or similar definitive contract providing for such Superior Proposal, with such fee being payable concurrently with, and as a condition to the effectiveness of, such termination;

•

if the Merger Agreement is terminated by Parent upon an Adverse Recommendation Change or other Triggering Event (other than as a result of an Intervening Event Change of Recommendation), with such fee being payable within two business days following such termination; or

•

if (A) an Acquisition Proposal shall have become publicly known and not publicly withdrawn, (B) thereafter (i) the Merger Agreement is terminated by CPK or Parent due to (x) the failure of the Merger to be completed by November 24, 2011 or (y) the failure of the CPK stockholders to adopt the Merger Agreement at the stockholders’ meeting (or the failure to obtain a quorum at such meeting), to the extent such stockholder approval is required by applicable law, or (ii) the Merger Agreement is terminated by Parent due to a willful breach of CPK’s representations or warranties set forth in the Merger Agreement or due to a failure by CPK to perform any of its covenants or agreements set forth in the Merger Agreement, which willful breach or willful failure to perform gave rise to the failure of certain conditions, and (C) within 12 months after such termination, CPK enters into a definitive agreement providing for any transaction contemplated by any Acquisition Proposal (which transaction is thereafter consummated) or consummates any Acquisition Proposal, then such fee (net of expenses reimbursed as described below) shall be paid on the date such transaction is consummated. For purposes of determining whether the termination fee is payable under the circumstances described in the previous sentence, the term Acquisition Proposal has the meaning described below, except that the references to “15%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”

•

CPK has agreed to pay Parent or a person designated by Parent a termination fee of $30 million in the event the Merger Agreement is terminated (i) by Parent because the CPK Board has effected an Intervening Event Change of Recommendation or (ii) by either Parent or CPK due to the failure of the CPK stockholders to adopt the Merger Agreement at the stockholders’ meeting (or the failure to obtain a quorum at such meeting), to the extent such stockholder approval is required by applicable law, and prior to the date of the stockholders’ meeting the CPK Board has effected an Intervening Event Change of Recommendation, with such fee being payable within two business days following such termination.

•	Parent has agreed to pay CPK $30 million, as follows:

•

if the Merger Agreement is terminated by CPK due to a willful breach by Parent of any of its representations or warranties set forth in the Merger Agreement or the willful failure by Parent to perform any of its covenants or agreements set forth in the Merger Agreement, which willful breach or willful failure to perform (i) gave rise to the failure of certain conditions or (ii) was reasonably expected to, individually or in the aggregate, have a Parent Material Adverse Effect; or

•	if the Merger Agreement is terminated by CPK as described in either of the last two bullets under the section “-Termination of the Merger Agreement” above.

Expense Reimbursement

If (i) the Merger Agreement is terminated by Parent or CPK due to the failure of the CPK stockholders to adopt the Merger Agreement at the stockholders’ meeting (or there is a failure to reach a quorum at such meeting), to the extent such stockholder approval is required by applicable law, or (ii) (A) an Acquisition Proposal shall have become publicly known and not publicly withdrawn and (B) thereafter the Merger Agreement is terminated by (x) Parent or CPK because the Merger shall not have been consummated on or before November 24, 2011 or (y) by Parent due to a willful breach by CPK of any of its representations or warranties set forth in the Merger Agreement or due to the failure by CPK to perform any of its covenants or agreements set forth in the Merger Agreement, then CPK shall reimburse Parent for up to $4,700,000 of the fees and expenses of Parent, Purchaser, Golden Gate Capital Opportunity Fund, L.P. or their affiliates in connection with the Merger Agreement or the transactions contemplated thereby.

Specific Performance

Parent, Purchaser and CPK shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled under the terms of the Merger Agreement at law or in equity. Notwithstanding the foregoing, CPK’s right to obtain an injunction, or other appropriate form of specific performance or equitable relief, solely with respect to causing Parent and Purchaser to, or to directly, cause the Equity Financing to be funded at any time but only simultaneously with the receipt of the Debt Financing is subject to the requirements that:

(a)	with respect to any funding of the Equity Financing to occur at the Offer closing, all of the conditions of the Offer (other than the Financing Proceeds Condition) are satisfied or waived as the expiration of the Offer, and, with respect to any funding of the Equity Financing to occur at the consummation of the Merger, all conditions with respect to obtaining Stockholder Approval and regulatory approval, as well as there being no temporary restraining order, preliminary or permanent injunction, law or other judgment issued by any court of competent jurisdiction in effect enjoining or otherwise preventing or prohibiting the consummation of the Merger, and all of the conditions to the obligations of Parent and Purchaser to effect the Merger would have been satisfied or waived if the closing of the Merger were to have occurred at such time (other than those conditions that by their terms are to be satisfied by actions taken at the Merger closing, each of which shall be capable of being satisfied at the Merger closing);

(b)	the Debt Financing (or, in the case any alternative financing has been obtained in accordance with the Merger Agreement for all the Debt Financing, such alternative financing), has been funded or would be funded in accordance with its terms at the consummation of the Offer or the Merger, as applicable, if the Equity Financing is funded at the consummation of the Offer or the Merger, as applicable, and

(c)	CPK has irrevocably confirmed to Parent in writing that if the Equity Financing and the Debt Financing were funded, it would take such actions that are within its control to cause the consummation of the Merger.

Limitations of Liability

The maximum aggregate liability of Golden Gate Capital Opportunity Fund, L.P., Parent and Purchaser for monetary damages or other remedies in connection with the Merger Agreement or any of the transactions contemplated thereby is limited to $30 million (plus the amount of any liability for costs and expenses, including attorneys’ fees, payable pursuant to the Merger Agreement). CPK can cause Golden Gate Capital Opportunity Fund, L.P. to provide funds, subject to the maximum set forth in the Equity Commitment Letter between Parent and Golden Gate Capital Opportunity Fund, L.P., up to such aggregate limit to Parent to the extent provided in the Equity Commitment Letter, subject to the terms of the Equity Commitment Letter and the Limited Guarantee. In addition, the rights of CPK pursuant to the Equity Commitment Letter and the Limited Guarantee are the sole and exclusive remedy of CPK and its affiliates against Golden Gate Capital Opportunity Fund, L.P. in respect of monetary liabilities or obligations arising under the Merger Agreement. You will find a description of the Equity Commitment Letter and the Limited Guarantee in Section 9 — “Source and Amount of Funds.”

Fees and Expenses

Except for the provisions described under “Expense Reimbursement” and certain expenses related to financing cooperation and tax matters, all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement are consummated.

Amendment

The Merger Agreement may be amended by Parent, Purchaser or CPK at any time before or after the consummation of the Offer or receipt of the Stockholder Approval; provided, however, that (x) after the consummation of the Offer, there will be no amendment that decreases the Offer Price or the Merger Consideration, and (y) after the Stockholder Approval has been obtained, no amendment will be made that by law requires further approval by the stockholders of CPK without such approval having been obtained.

Governing Law

The Merger Agreement shall be governed by Delaware law.

Stockholder Tender Agreements

Concurrently with the execution of the Merger Agreement, each of Larry S. Flax (Co-Chief Executive Officer, Co-President, Co-Chairman of the CPK Board), Richard L. Rosenfield (Co-Chief Executive Officer, Co-President, Co-Chairman of the CPK Board), Susan M. Collyns (Chief Operating Officer, Chief Financial Officer and Executive Vice President) and Sarah A. Goldsmith-Grover (Chief Communications Officer, Senior Vice President, Marketing and Public Relations) entered into a Support Agreement with Parent, Purchaser and CPK. Pursuant to each Support Agreement, each such stockholder has agreed, among other things, subject to the termination of the Support Agreement (i) to tender pursuant to the Offer (and not withdraw, except under certain circumstances) the Shares beneficially owned by such stockholder at the commencement of the Offer and not to exercise any rights of appraisal in connection with the Merger, (ii) to exercise CPK Stock Options held by such stockholder through a cashless net exercise, conditioned upon the occurrence of the initial acceptance for payment by Purchaser of Shares pursuant to the Offer, (iii) to irrevocably direct CPK to transfer to Purchaser, on such stockholder’s behalf, all Shares received by such stockholder in settlement of such stockholder’s restricted stock, upon the net exercise of such stockholder’s stock options, or otherwise, in accordance with the applicable terms of the Support Agreement, (iv) not to transfer any of such stockholder’s equity interests in CPK, including any Shares, other than in accordance with the terms and conditions set forth in the Support Agreement, (v) not to take any action that would interfere with the performance of such stockholder’s obligations under, or the transactions contemplated by, the Support Agreement, (vi) to vote such stockholder’s Shares in support of the adoption of the Merger Agreement in the event that stockholder approval is required to consummate the Merger, (vii) to vote against any action or agreement that would materially interfere with or prevent the Offer or the Merger, and (viii) that any discussions, negotiations or other actions by such stockholder with respect to any Acquisition Proposal will be undertaken by such stockholder solely in such stockholder’s capacity as a director or officer of CPK (which actions will be governed by the terms of the Merger Agreement). Each Support Agreement will terminate upon the earlier of the termination of the Merger Agreement, the effective time of the Merger, upon the mutual written consent of Parent and the stockholder party thereto or any change to the terms of the Offer or Merger that (i) reduces the Offer Price or the Merger Consideration, (ii) changes the form of consideration payable in the Offer or the Merger or (iii) amends or waives the Minimum Tender Condition such that Parent or Purchaser would beneficially own less than 50.1% of the outstanding Shares after giving effect to the closing of the Offer.

12. Purpose of the Offer; Plans for CPK.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, CPK. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable.

The CPK Board has unanimously approved the Merger Agreement, the Support Agreements and the transactions contemplated thereby, including the Offer and the Merger.

If Purchaser acquires at least 90% of the then outstanding Shares pursuant to the Offer, including the Top-Up, if applicable, the Merger may be consummated without a stockholders’ meeting and without the approval of CPK’s stockholders. In the event that the Minimum Tender Condition is not met, and in certain other circumstances, the parties have agreed to complete the Merger without the prior completion of the Offer, after receipt of the Stockholder Approval. The Merger Agreement provides that Purchaser will be merged with and into CPK, and, at the Effective Time, CPK’s certificate of incorporation and bylaws as in effect immediately prior to the effective time of the Merger will be amended in their entirety so as to read as set forth in the applicable exhibits to the Merger Agreement, and as so amended, will be the certificate of incorporation and bylaws of the surviving corporation.

Appraisal Rights. Under the DGCL, holders of Shares do not have appraisal rights in connection with the Offer, in connection with the Merger, however stockholders of CPK who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from accomplishment or expectation of the Merger and to receive payment of such fair value in cash. Any such judicial determination of the fair value of the such Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the Offer Price or the consideration paid in the Merger. Moreover, Purchaser could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the Offer Price. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the certificates representing their Shares. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the merger and the date of payment of the judgment.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Plans for CPK. Pursuant to the terms of the Merger Agreement, promptly upon the purchase of and payment for any Shares by Purchaser pursuant to the Offer, Parent currently intends to request that CPK take all necessary action to enable Parent’s designees to be elected or designated to the CPK Board, subject to the requirement in the Merger Agreement regarding compliance with applicable law and the rules of Nasdaq. Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger. Information concerning Purchaser’s designees to the CPK Board is set forth in the Information Statement attached as Annex II to the Schedule 14D-9.

Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of CPK will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of CPK during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing.

Except as described above or elsewhere in this Offer to Purchase, Purchaser and Parent have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving CPK or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of CPK or any of its subsidiaries, (iii) any change in the CPK Board or management of CPK, (iv) any material change in CPK’s capitalization or dividend policy, (v) any other material change in CPK’s corporate structure or business, (vi) a class of securities of CPK being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of CPK being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13. Certain Effects of the Offer.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Nasdaq Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq. According to Nasdaq published guidelines, for the Shares to meet the criteria for continued listing on Nasdaq, among other things: (i) the price of a share must be at least $1.00; (ii) there must be at least 400 stockholders, and (iii) there must be at least 750,000 publicly held Shares, the aggregate market value of publicly held Shares must be at least $5 million, and there must be at least two registered and active market makers (unless CPK’s stockholder equity falls below $10 million, in which case more stringent requirements apply). Shares held by officers or directors of CPK, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose. CPK represented to Parent and Purchaser that, as of May 23, 2011, 24,586,372 Shares were issued and outstanding.

If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the continued listing requirements for Nasdaq and are thereafter de-listed, the market for Shares will be adversely affected. If Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Purchaser can not predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by CPK upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause CPK to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by CPK to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to CPK. Furthermore, the ability of “affiliates” of CPK and persons holding “restricted securities” of CPK to dispose of such securities pursuant to Rule 144 under the United States Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14. Dividends and Distributions.

As discussed in Section 11 — “The Merger Agreement; Other Agreements,” the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of Parent, CPK will not, and will not allow its subsidiaries to, authorize or pay any dividends on or make any distribution with respect to the outstanding Shares.

15. Conditions of the Offer.

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser’s right to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to promptly pay for or return tendered Shares after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any validly tendered Shares if at the expiration of the Offer (as it may be extended in accordance with the requirements of the Merger Agreement) each of the following conditions has not been satisfied:

(a)	the Minimum Tender Condition;

(b)	the expiration or termination of any applicable waiting period (or any extension thereof) to the purchase of the Shares pursuant to the Offer and the consummation of the Merger under the HSR Act;

(c)	the receipt of proceeds by Parent (either directly or through its subsidiaries) under the Debt Commitment Letter (or the receipt of alternative financing from alternative sources), or the receipt by Parent and Purchaser of confirmation from such financing sources (or alternative financing sources) that the financing (or alternative financing) will be available in an amount sufficient to consummate the Offer and the Merger on the terms and conditions set forth in the Debt Commitment Letter (or new debt commitment letter for any alternative debt financing);

(d)	there shall not be any temporary restraining order, preliminary or permanent injunction, law or other judgment issued by any court of competent jurisdiction in effect enjoining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer;

(e)	the accuracy (subject to materiality, material adverse effect and other qualifications) of CPK’s representations and warranties set forth in the Merger Agreement;

(f)	CPK shall have performed or complied in all material respects with its obligations required to be performed or complied with under the Merger Agreement;

(g)	since May 24, 2011, there shall not have occurred any change, circumstance, effect, event or occurrence that individually or in the aggregate with all other changes, circumstances, effects, events or occurrences, has had or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of CPK and its subsidiaries, subject to certain qualifications, taken as a whole or prevent the consummation by CPK of the Merger;

(h)	a Triggering Event shall not have occurred;

(i)	in the event that the exercise of the Top-Up is necessary to ensure that Parent or Purchaser owns at least 90% of the outstanding Shares immediately after the consummation of the Offer, there shall not exist under applicable law or other legal restraint any restriction or legal impediment on Purchaser’s ability and right to exercise the Top-Up, and the Shares issuable upon exercise of the Top-Up together with the Shares validly tendered in the Offer and not properly withdrawn are sufficient for Purchaser to own at least 90% of the outstanding Shares; and

(j)	that the Merger Agreement has not been terminated in accordance with its terms.

At the request of Parent, CPK must deliver to Parent a certificate executed on behalf of CPK by the chief executive officer or the chief financial officer of CPK certifying that the conditions set forth in (e), (f) and (g) above, have each been satisfied as of the expiration of the Offer.

For purposes of determining whether the Minimum Tender Condition has been satisfied and the determination as to whether the Top-Up can be exercised, as described above, Parent and Purchaser have the right to include or exclude for purposes of their determination Shares tendered in the Offer pursuant to the guaranteed delivery procedures.

The conditions described above are in addition to, and not a limitation of, the rights and obligations of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

The conditions described above are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by Parent and Purchaser in whole or in part at any time and from time to time in their sole discretion (other than the Minimum Tender Condition). The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

16. Certain Legal Matters; Regulatory Approvals.

General

Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by CPK with the SEC and other publicly available information concerning CPK, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to CPK’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to CPK’s business, or certain parts of CPK’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions of the Offer.”

Litigation

On May 26, 2011, a putative stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Hilary Kramer v. Larry S. Flax, et al., Case No. 6523-VCS. The complaint names as defendants CPK, each member of the CPK Board (the “Individual Defendants”), Golden Gate Capital, Parent and Purchaser. The complaint generally alleges that the Individual Defendants breached their fiduciary duties and that Golden Gate Capital aided and abetted these purported breaches of fiduciary duties. The complaint includes, among others, allegations that the Individual Defendants failed to take adequate measures to ensure that the interests of CPK’s public stockholders were properly protected and failed to take steps to maximize the value of CPK to its public stockholders. The relief sought includes, among other things, an injunction prohibiting the consummation of the proposed transaction, rescission (to the extent the proposed transaction has already been consummated), and the payment of plaintiff’s attorneys’ fees and costs.

On May 26, 2011, a putative stockholder class action complaint was filed in the Superior Court of the State of California, County of Los Angeles, captioned Lisa Palma v. California Pizza Kitchen, Inc., et al., Case No. BC462302. The complaint names as defendants CPK, the Individual Defendants and Golden Gate Capital. The complaint generally alleges that the Individual Defendants breached their fiduciary duties and that each of CPK and Golden Gate Capital aided and abetted the purported breaches of fiduciary duties. The complaint includes, among others, allegations that the Individual Defendants put their personal interests ahead of the interests of CPK’s public stockholders and ignored or failed to protect against conflicts of interests resulting from the Individual Defendants’ interrelationships or connection with the proposed transaction. The relief sought includes, among other things, an injunction prohibiting the consummation of the proposed transaction (unless and until CPK adopts and implements a procedure reasonably designed to have CPK enter into a merger agreement providing the best possible value for CPK’s public stockholders), a court order declaring that the Merger Agreement was entered into in breach of fiduciary duties and is therefore unlawful and unenforceable, rescission (to the extent the proposed transaction has already been implemented), and the payment of plaintiff’s attorneys’ fees and costs.

On May 27, 2011, a putative stockholder class action complaint was filed in the Superior Court of the State of California, County of Los Angeles, captioned Mitchell Anderson v. California Pizza Kitchen, Inc., et al., Case No. BC462400. The complaint names as defendants CPK, the Individual Defendants, Golden Gate Capital Opportunity Fund, L.P., Parent and Purchaser. The complaint generally alleges that the Individual Defendants breached their fiduciary duties and that each of CPK, Golden Gate Capital Opportunity Fund, L.P., Parent and Purchaser aided and abetted the purported breaches of fiduciary duties. The complaint includes, among others, allegations that the Individual Defendants failed to take steps to maximize the value of CPK to CPK’s public stockholders, failed to properly value CPK and its various assets and operations, and ignored or did not protect against the numerous conflicts of interest resulting from CPK’s officers and directors own interrelationships or connection with the proposed transaction. The relief sought includes, among other things, an injunction prohibiting the consummation of the proposed transaction (unless and until CPK adopts and implements a procedure reasonably designed to have CPK enter into a merger agreement providing the best possible value for CPK’s public stockholders), a court order declaring that the Merger Agreement was entered into in breach of fiduciary duties and is therefore unlawful and unenforceable, rescission (to the extent the proposed transaction has already been implemented), and the payment of plaintiff’s attorneys’ fees and costs.

CPK, the CPK Board, Parent, Purchaser, Golden Gate Capital Opportunity Fund, L.P. and related entities intend to vigorously defend the claims raised in these lawsuits.

State Takeover Statutes

CPK is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The CPK Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up, the Support Agreements and the Merger, for purposes of Section 203 of the DGCL.

Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and CPK, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 — “Conditions of the Offer.”

Antitrust Compliance

United States Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (which we refer to as the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (which we refer to as the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen-calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the fifteen-calendar day waiting period expires on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m., New York City time, on the following business day. Pursuant to the terms of the Merger Agreement, CPK and Parent must file a Premerger Notification and Report Form within ten business days of May 24, 2011. Parent filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on June 1, 2011, and the FTC notified Parent on June 7, 2011, that early termination of the HSR waiting period had been granted.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of CPK or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

17. Fees and Expenses.

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the United States federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

18. Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser. Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning CPK.”

SCHEDULE I

INFORMATION RELATING TO PARENT AND PURCHASER

Parent. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Parent. Unless otherwise indicated, the current business address of each such person is c/o Golden Gate Capital, One Embarcadero Center, 39th Floor, San Francisco, CA 94111.

Name and Address	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Joshua Olshansky	President and Secretary; Director	Joshua Olshansky is a Managing Director of Golden Gate Capital, which he joined in 2002. He previously served as Vice President, Corporate Development with RightOrder, Inc. and Vice President, Business Development at Ventro Corporation.

Kenneth Diekroeger	Assistant Secretary; Director	Kenneth Diekroeger is a Managing Director of Golden Gate Capital, which he joined in 2000. Previously, Mr. Diekroeger was a Managing Director at American Industrial Partners and, prior to American Industrial Partners, Mr. Diekroeger was a Principal at The Shansby Group.

Purchaser. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Purchaser. Unless otherwise indicated, the current business address of each such person is c/o Golden Gate Capital, One Embarcadero Center, 39th Floor, San Francisco, CA 94111.

Name and Address	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Joshua Olshansky	President and Secretary; Director	See response for Parent.

Kenneth Diekroeger	Assistant Secretary; Director	See response for Parent.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of CPK or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

If delivering by mail:	If delivering by hand or courier:

American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Phone: Toll-free (877) 248-6417

(718) 921-8317

Fax: (718) 234-5001

Other Information:

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, and the Notice of Guaranteed Delivery may be directed to the Information Agent at its location and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com